Filed Pursuant to Rule 424(b)5

Registration No. 333-112250
Prospectus Supplement to Prospectus Dated September 21, 2004

Bolivarian Republic of Venezuela

Invites the Owners of

Front-Loaded Interest Reduction Bonds Due 2007, USD Series A and B

Debt Conversion Bonds Due 2007, USD Series DL
Debt Conversion Bonds Due 2008, USD Series IL
Front-Loaded Interest Reduction Bonds Due 2007, Deutsche Mark
Debt Conversion Bonds Due 2007, Deutsche Mark
Front-Loaded Interest Reduction Bonds Due 2007, Pounds Sterling
Debt Conversion Bonds Due 2007, Pounds Sterling
Front-Loaded Interest Reduction Bonds Due 2007, Swiss Franc
(collectively, the “Old Bonds”)

to submit, in a modified Dutch auction, offers to exchange Old Bonds for

U.S. Dollar-Denominated Global Bonds due 2014
(“Global Bonds”)

(This prospectus supplement, the accompanying prospectus

and the related letter of transmittal are together referred to as the “Invitation”)

Offering for Cash of

U.S. Dollar-Denominated Global Bonds due 2014

(The offering for cash is referred to as the “Cash Offering” and,

together with the Invitation, as the “Global Bond Offering”)

THE INVITATION AND WITHDRAWAL RIGHTS WILL EXPIRE AT 4:00 P.M. (NEW YORK CITY TIME) ON SEPTEMBER 28, 2004 (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”), UNLESS EXTENDED OR EARLIER TERMINATED.

          Application has been made to list the Global Bonds on the Luxembourg Stock Exchange.

         Any services in connection with the Invitation may be performed in Luxembourg, at the offices of the Luxembourg exchange agent, where all information and documentation in connection with the Invitation will be available free of charge.

         Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Dealer Managers for the Invitation are:

Barclays Capital	Merrill Lynch & Co.

The date of this prospectus supplement is September 22, 2004.

TABLE OF CONTENTS

 PROSPECTUS SUPPLEMENT

 PROSPECTUS

INTRODUCTION

           When you make your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Bolivarian Republic of Venezuela (the “Republic”) has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer and sell these securities. The information in this prospectus supplement and the prospectus may only be accurate as of the date of this prospectus supplement or the prospectus, as applicable.

         The Republic is furnishing this prospectus supplement and the accompanying prospectus solely for use by current holders of Old Bonds and prospective acquirors of Global Bonds in the context of the Global Bond Offering. Additional copies of this prospectus supplement may be obtained by accessing the information agent’s website at http://www.georgesonshareholder.com/venezuela. The Republic confirms that:

•	the information contained in this prospectus supplement and the prospectus is true and correct in all material respects and is not misleading,

•	it honestly holds the opinions and intentions expressed in this prospectus supplement and the prospectus,

•	to the best of its knowledge and belief, it has not omitted other facts, the omission of which makes this prospectus supplement and the prospectus as a whole misleading, and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the prospectus.

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         The Global Bonds are debt securities of the Republic, which are being offered under the Republic’s registration statement no. 333-112250 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. The accompanying prospectus is part of the Registration Statement. The prospectus provides you with a general description of the securities that the Republic may offer, and this prospectus supplement contains specific information about the terms of the Global Bond Offering and the Global Bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the prospectus. Consequently, before you offer to exchange your Old Bonds or acquire Global Bonds, you should read this prospectus supplement together with the prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The documents incorporated by reference consist of the Republic’s Annual Report for 2003 on Form 18-K, and any amendments to the Annual Report. You can inspect those documents at the office of the SEC, and you may obtain copies of them free of charge at the office of the information agent, the exchange agent and the Luxembourg exchange agent listed on the back cover page of this document.

         The Republic will cancel the Old Bonds it acquires pursuant to the Invitation. Accordingly, this transaction will reduce the aggregate principal amount of Old Bonds that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining Old Bonds that the Republic does not acquire.

         None of the Republic, Barclays Capital Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Dealer Managers (the “Dealer Managers”), JPMorgan Chase Bank, the exchange agent, or J.P. Morgan Bank Luxembourg, S.A. the Luxembourg exchange agent, has expressed any opinion as to whether the terms of the Invitation are fair. None of the Republic, the Dealer Managers, the exchange agent or the Luxembourg exchange agent makes any recommendation that you offer to exchange Old Bonds or refrain from doing so pursuant to the Invitation or acquire Global Bonds pursuant to the Cash Offering, and no one has been authorized by the Republic, the Dealer Managers, the exchange agent or the Luxembourg exchange agent to make any such recommendation. You must make your own decision as to whether to offer to exchange Old Bonds or refrain from doing so or to acquire Global Bonds, and, if so, the principal amount of Old Bonds to offer to exchange for Global Bonds or the principal amount of Global Bonds to acquire.

         You may submit letters of transmittal by facsimile, by courier or by hand delivery to the exchange agent or the Luxembourg exchange agent (with copy to the exchange agent). The Republic reserves the right to reject any letter of transmittal not received in the appropriate form. The method of delivery of letters of transmittal is at the election and sole risk of the holders. Delivery should be made sufficiently in advance of the Expiration Date to ensure that they are timely received by the exchange agent and the Luxembourg exchange agent.

         Until forty days after the Expiration Date, all dealers effecting transactions in the Global Bonds in the United States, whether or not participating in this distribution, may be required to deliver a copy of this prospectus supplement and the accompanying prospectus. This is in addition to the obligation of these dealers to deliver a prospectus in connection with this distribution with respect to their unsold allotments or subscriptions.

CERTAIN LEGAL RESTRICTIONS

           The distribution of materials relating to the Global Bond Offering, and the transactions contemplated by the Global Bond Offering, may be restricted by law in certain jurisdictions. If materials relating to the Global Bond Offering come into your possession, you are required by the Republic to inform yourself of and to observe all of these restrictions. If a jurisdiction requires that

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the Global Bond Offering be made by a licensed broker or dealer and either of the Dealer Managers or any affiliate of either of the Dealer Managers is a licensed broker or dealer in that jurisdiction, the Global Bond Offering shall be deemed to be made by the Dealer Managers or such affiliate on behalf of the Republic in that jurisdiction. For more information, see “Jurisdictional Restrictions” in this prospectus supplement.

         This prospectus supplement and the accompanying prospectus may have been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Republic, the Dealer Managers, or any person who controls the Dealer Managers, or any of their respective directors, officers, employees or agents accepts any liability or responsibility whatsoever in respect of any difference between the prospectus supplement and the prospectus distributed to you in electronic format and the prospectus supplement and the prospectus in their original form.

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SUMMARY

           This summary highlights information contained elsewhere in this prospectus supplement. It is not complete and may not contain all the information that you should consider before offering any of the Debt Conversion Bonds (collectively, the “DCBs”) or any of the Front-Loaded Interest Reduction Bonds (collectively, the “FLIRBs”) listed on the cover of this prospectus supplement in exchange for Global Bonds or acquiring Global Bonds. You should read this entire prospectus supplement and the accompanying prospectus carefully.

The Global Bond Offering

General	The Republic is inviting holders of Old Bonds (“Holders”) to submit offers to exchange them for newly issued Global Bonds in a modified Dutch auction on the terms and subject to the conditions set forth in this prospectus supplement.

In addition, the Republic is offering Global Bonds for cash.

The Invitation expires at 4:00 P.M., New York City time, on September 28, 2004, unless the Republic, in its sole discretion, extends it or terminates it earlier. We refer to the date on which the Invitation expires as the “Expiration Date.”

Purpose	The Global Bond Offering is part of a broader program of the Republic to manage its external liabilities. In addition, the issuance of the Global Bonds is intended to provide a liquid, sovereign risk benchmark for the Republic. The proceeds from the Cash Offering are expected to be used for general purposes, including the refinancing of the Republic’s domestic and external indebtedness.

Maximum Amount of Global Bonds to Be Issued	The maximum aggregate principal amount of Global Bonds to be issued by the Republic under the Global Bond Offering will be U.S.$1,500,000,000. As described under “Global Bonds-Further Issues” below, the Republic may create and issue additional Global Bonds in the future.

Exchange of Old Bonds for Global Bonds	If your Old Bonds are accepted in exchange for Global Bonds, you will receive (a) a principal amount of Global Bonds equal to the product of the Exchange Ratio for such Old Bonds times the original principal amount of Old Bonds accepted for exchange, rounded down to the nearest U.S.$1,000, (b) a payment in cash in respect of rounded amounts, payable in U.S. dollars and (c) a payment in cash equal to the accrued but unpaid interest on the Old Bonds accepted for exchange to but not including the settlement date (the “Settlement Date”), which is expected to occur on October 8, 2004, payable in the currency specified in the Old Bonds.

The “Exchange Ratio” is equal to:

• the applicable scaling factor, times

• U.S.$1,000, times

• the applicable Currency Exchange Rate, divided by

• the applicable Global Bond Exchange Price for the FLIRBs or DCBs, as applicable.

Holders of the FLIRBs will receive their regularly scheduled payment of interest and principal on September 30, 2004, whether or not their FLIRBs are accepted for exchange pursuant to the Invitation.

Global Bond Coupon	At or around 10:00 A.M., New York City time, or as soon as possible thereafter on September 29, 2004, the Republic will, in its sole discretion, select the “Global Bond Coupon,” which is the fixed interest rate on the Global Bonds. The Global Bond Coupon will be expressed as an increment of 1/8 of 1%, which will remain fixed for the life of the bond.

UST Benchmark Rate	The “UST Benchmark Rate” means the yield to maturity (calculated in accordance with standard market practice) corresponding to the bid-side price, as reported on Telerate page 500 as of 10:00 A.M., New York City time, on September 29, 2004, for the U.S. Treasury 4.25% Bond due August 15, 2014. If such bid-side price does not appear at such time on Telerate page 500, the applicable bid-side price as reported at such time on Bloomberg page PX7 shall be used.

Calculation of Global Bond New Issue Price	As more fully described in this prospectus supplement, the Global Bond New Issue Price will be a price per U.S.$1,000 principal amount of Global Bonds that results in a yield to maturity of the Global Bonds on the Settlement Date equal to the sum of:

• the UST Benchmark Rate, plus

• the New Issue Spread selected by the Republic.

The Republic will calculate the Global Bond New Issue Price in accordance with the methodology set forth herein and the formula in Annex A.

Calculation of Each Global Bond Exchange Price	As more fully described in this prospectus supplement, each “Global Bond Exchange Price” will be a price per U.S.$1,000 principal amount of Global Bonds that results in a yield to maturity of the Global Bonds on the Settlement Date equal to the sum of:

• the UST Benchmark Rate, plus

– in the case of Global Bonds issued in exchange for any of the FLIRBs, the FLIRB Clearing Spread, or

– in the case of Global Bonds issued in exchange for DCBs, the DCB Clearing Spread.

The FLIRB Clearing Spread and the DCB Clearing Spread will be selected by the Republic in its sole discretion, but may not be below the corresponding Minimum Clearing Spread for the FLIRBs or the DCBs, as applicable (the “Applicable Minimum Clearing Spread”), as more fully described in this prospectus supplement.

The Republic will calculate each Global Bond Exchange Price in accordance with the methodology set forth herein and the formula in Annex A, which underlie the hypothetical calculations contained in Annex B. The Republic’s calculations will be conclusive and binding, absent manifest error. Each Global Bond Exchange Price will be rounded to the nearest cent, with U.S.$0.005 to be taken as a full cent.

Noncompetitive and Competitive Offers	The Invitation will be conducted pursuant to a modified Dutch auction process. There will be one modified Dutch auction for all of the FLIRBs and one modified Dutch auction for all of the DCBs. For each series of Old Bonds you hold, you will have the opportunity to submit:

• a noncompetitive offer by checking the appropriate box on the letter of transmittal specifying the series and original principal amount of Old Bonds that are the subject of your noncompetitive offer without designating an Offer Spread (as defined below), or

• a competitive offer specifying (i) the spread (expressed in basis points) that you would be willing to accept as the FLIRB Clearing Spread or DCB Clearing Spread, as applicable (this spread is your “Offer Spread”) and (ii) the series and original principal amount of Old Bonds that you are willing to exchange for Global Bonds at your Offer Spread. The FLIRB Clearing Spread and the DCB Clearing Spread will be used to calculate the Global Bond Exchange Price.

If you specify an Offer Spread equal to, or less than, the Applicable Minimum Clearing Spread you will be deemed to have made a noncompetitive offer. All noncompetitive offers will be deemed to be submitted at the Applicable Minimum Clearing Spread.

Procedures for Submitting Exchange Offers	If you desire to submit an exchange offer you must arrange to have a duly completed letter of transmittal delivered to the exchange agent or the Luxembourg exchange agent prior to the 4:00 P.M. New York City time, on the Expiration Date. Also, Bond Instructions must be delivered to and received by the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), as the case may be, in accordance with their normal procedures on or prior to the European time deadlines established by each of those clearing systems.

Alternatively, you may request a Dealer Manager to submit a letter of transmittal on your behalf. The Republic will not require any holder of Old Bonds making an exchange offer through a Dealer

Manager to deliver Bond Instructions prior to the Expiration Date, provided that Euroclear or Clearstream Banking, Luxembourg, as the case may be, must receive Bond Instructions with respect to any exchange offer accepted by the Republic no later than two business days after the Announcement Date from the Dealer Manager or from the person from whose Euroclear or Clearstream, Luxembourg account the Old Bonds to be exchanged will be debited. The Dealer Managers are under no obligation to act on your behalf and may impose additional conditions on an exchange offer made in this manner.

Withdrawal Rights	The right to withdraw an exchange offer will expire upon expiration of the Invitation at 4:00 P.M., New York City time, on the Expiration Date.

Income Tax Consequences	Please see the section entitled “Taxation of the Global Bonds” for important information regarding the possible tax consequences to Holders who exchange Old Bonds for Global Bonds or otherwise acquire Global Bonds.

The Global Bonds

Issuer	The Bolivarian Republic of Venezuela.

Securities Offered	U.S. Dollar-Denominated Global Bonds due 2014.

Maximum Amount	The maximum aggregate principal amount of Global Bonds to be issued by the Republic under the Global Bond Offering will be U.S.$1,500,000,000. As described under “—Further Issues” below, the Republic may create and issue additional Global Bonds in the future.

Maturity	The Global Bonds will mature on October 8, 2014.

Interest	The Global Bonds will bear interest from October 8, 2004. The Republic will pay interest semi-annually in arrears on April 8 and October 8 of each year, commencing on April 8, 2005.

Redemption	The Republic may not redeem the Global Bonds prior to maturity.

Ranking	The Global Bonds will be direct, unconditional and general obligations of the Republic and will rank equally, without any preference among themselves, with all other unsecured and unsubordinated indebtedness of the Republic.

Default	The Global Bonds will contain events of default, the occurrence of which may result in acceleration of the Republic’s obligations under the Global Bonds prior to maturity, including, without limitation, the Republic’s obligation to pay the outstanding principal amount (that is, the face amount) of the Global Bonds. See “Debt Securities—Default; Acceleration of Maturity” in the accompanying prospectus.

Collective Action Clauses	The Global Bonds will be designated Collective Action Securities and, as such, will contain certain provisions that allow the Republic to amend the payment provisions and certain other terms of the Global Bonds with the consent of the holders of 75% of the aggregate principal amount outstanding of the Global Bonds. Such collective action clauses are not contained in a substantial portion of the Republic’s outstanding public external indebtedness, including the Old Bonds.

Taxation	For a discussion of the Venezuelan and United States tax consequences associated with the Global Bonds, see “Taxation of the Global Bonds—Venezuelan Taxation” and “—United

States Federal Income and Estate Taxation” in this prospectus supplement and “Debt Securities—Payment of Additional Amounts” in the accompanying prospectus. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the Global Bonds.

Further Issues	The Republic may from time to time, without the consent of holders of the Global Bonds, create and issue additional Global Bonds, having terms and conditions the same as those of the Global Bonds, or the same except for the amount of the first payment of interest and the issue price, which may be consolidated and form a single series with the Global Bonds; provided that such additional Global Bonds do not have, for purposes of U.S. Federal income taxation (regardless of whether any holders of such Global Bonds are subject to U.S. federal tax law), a greater amount of original issue discount than the Global Bonds have as of the date of issue of such additional Global Bonds.

Governing Law	The Global Bonds will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Global Bonds, which will be governed by the laws of the Bolivarian Republic of Venezuela.

Form and Settlement	The Republic will issue the Global Bonds in the form of one or more fully registered global securities registered in the name of a nominee of The Depository Trust Company, or “DTC”, and deposit the global securities with a custodian for DTC. You may hold a beneficial interest in the global securities through DTC, Clearstream, Luxembourg or Euroclear, directly as a participant in one of those systems or indirectly through financial institutions that are participants in any of those systems.

You will be required to make initial settlement for Global Bonds, if any, issued pursuant to the Cash Offering in immediately available funds.

As an owner of a beneficial interest in the global securities, you will generally not be entitled to have the Global Bonds registered in your name, will not be entitled to receive certificates in your name evidencing the Global Bonds and will not be considered the holder of any Global Bonds under the fiscal agency agreement for the Global Bonds.

Denominations	The Republic will issue the Global Bonds only in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Listing	Application has been made to list the Global Bonds on the Luxembourg Stock Exchange.

Markets	The Republic will offer Global Bonds in those jurisdictions where it is legal to make such offers. See “Certain Legal Restrictions”, “Plan of Distribution” and “Jurisdictional Restrictions.”

SUMMARY TIME SCHEDULE AND PROCEDURES

OF THE GLOBAL BOND OFFERING

           The following summarizes the anticipated time schedule for the Global Bond Offering assuming, among other things, that the time of expiration of the Invitation is not extended. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement. All references are to New York City time unless otherwise noted.

September 22, 2004	Commencement of the Global Bond Offering.

The Invitation and the letter of transmittal containing the terms and conditions of the Invitation are furnished to Holders.

September 22, 2004 through September 28, 2004	The Invitation is open during this period (the “Submission Period”).

Holders must arrange to deliver completed letters of transmittal to the exchange agent or the Luxembourg exchange agent (with a copy to the exchange agent) and Bond Instructions must be delivered to and received by Euroclear or Clearstream, Luxembourg in accordance with their normal procedures on or prior to the European time deadlines established by each of those clearing systems.

4:00 P.M., September 27, 2004	The Republic announces the Applicable Minimum Clearing Spread for the FLIRBs and DCBs and the New Issue Spread.

4:00 P.M., September 28, 2004 “Expiration Date”	The Invitation expires unless the Republic extends it or terminates it earlier in its sole discretion. Holders may no longer submit or withdraw letters of transmittal and all Bond Instructions (other than with respect to certain Old Bonds tendered through the Dealer Managers) must be received.

At or around 10:00 A.M. September 29, 2004 “Announcement Date”	The Republic sets the UST Benchmark Rate and the Global Bond Coupon.

The Republic announces whether it will accept any exchange offers for one or more series of Old Bonds and, if so:

• the UST Benchmark Rate;

• the Global Bond Coupon;

• the Global Bond New Issue Price;

• the FLIRB Clearing Spread;

• the DCB Clearing Spread;

• the Exchange Ratio for each series of Old Bonds;

• the aggregate principal amount of Old Bonds of each series to be acquired in exchange for Global Bonds pursuant to accepted exchange offers, if any;

• the aggregate principal amount of Global Bonds to be issued pursuant to the Invitation, if any;

• the aggregate principal amount of Global Bonds, if any, to be sold for cash pursuant to the Cash Offering;

• the Currency Exchange Rate for each series of Old Bonds denominated in non-U.S. dollars; and

• information concerning any applicable proration.

October 8, 2004	Settlement of the Global Bond Offering.

INVESTMENT CONSIDERATIONS

Recent Political Developments

         Beginning in 2001, the Republic experienced intense political and social turmoil involving groups that oppose and those that support the Chávez administration. Although the political scene is deeply divided, the Chávez administration, through coalitions with other political parties, effectively controls a majority of the Asamblea Nacional, or the National Assembly, as well as most state governments, and has broad support among the poorer segments of Venezuelan society.

         Between December 2001 and February 2003, the opposition staged four nation-wide work stoppages to protest against the Chávez administration, the latest of which began on December 2, 2002 and ended on February 3, 2003. It is estimated that this work stoppage resulted in lost revenues to the National Treasury of Bs.900 billion, decreased revenues due to lost production to PDVSA of U.S.$5.2 billion (of which U.S.$2.8 billion represented lost oil exports) and, at certain points, halted as much as 80% of the operations of the oil industry.

         The December 2002 work stoppage failed to achieve its primary objective of removing President Chávez from power. Since that date, pro-Government and opposition forces have taken steps towards resolving the political crisis through the electoral process. On November 8, 2002, César Gaviria, the Secretary General for the Organization of American States, referred to as the OAS, facilitated an agreement between the Government and the opposition to launch the Mesa de Negociación y Acuerdos, referred to as the Negotiation Table. The Negotiation Table was an institutional effort to facilitate the domestic political negotiation process by paving the way for a democratic and constitutional settlement of existing disputes regarding the opposition’s efforts to conduct a recall referendum on President Chávez’s term of office.

         The Government and the opposition signed an agreement on May 29, 2003, mediated by the OAS, which established the political principles for a constitutional, democratic, peaceful and electoral solution to the political instability facing the Republic. In August 2003, the opposition submitted the signatures that it had collected in February 2003. According to the opposition, 2.7 million signatures were submitted; however, in September 2003, the National Electoral Council determined that the signatures were invalid because (i) they were collected before August 19, 2003 and (ii) the forms in which the signatures were collected did not expressly request the recall referendum.

         The opposition orchestrated another signature drive to recall President Chávez that took place between November 28, 2003 and December 1, 2003. Except for certain minor isolated events, the signature collection process transpired without incident. In February 2004, the National Electoral Council announced that it would ask approximately 876,000 of the citizens who participated in that signature drive to confirm their signatures. The decision of the National Electoral Council to provisionally reject the 876,000 signatures was met with strong criticism by the opposition and the members of the National Electoral Council aligned with the opposition.

         In April 2004, the National Electoral Council officially announced that approximately 1.9 million signatures were valid, approximately 375,000 were invalid and approximately 1.2 million were subject to reaffirmation. As to the signatures subject to reaffirmation, National Electoral Council officials asked these individuals to return to 2,659 voting centers nationwide to confirm their signatures and thumbprints. The three-day drive, held between May 28, 2004 and May 30, 2004, gave citizens the opportunity to confirm or withdraw their signatures.

         On June 8, 2004, the National Electoral Council stated that the opposition had collected approximately 2.5 million signatures demanding the recall of President Chávez, which was sufficient to initiate the recall referendum. On August 15, 2004, Venezuelan citizens voted on the recall referendum and approximately 59% of the voters voted against recalling President Chávez. The Democratic

Coordinating Committee has contested the results, alleging fraud, and has introduced a formal complaint to the National Electoral Council challenging the results of the referendum.

Exchange Control Regime

         The general work stoppage that began in December 2002 resulted in a significant decrease in the amount of foreign currency generated from the sale of oil. This decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of the Republic’s international reserves and a substantial depreciation of the Bolivar against the U.S. dollar during the first few weeks of 2003. From December 2, 2002 until January 23, 2003, on which date the Republic suspended foreign exchange trading in an attempt to stem the depreciation of the Bolivar, the Bolivar/U.S. dollar exchange rate declined from Bs.1,322.75 = U.S.$1.00 to Bs.1,853.00 = U.S.$1.00, reflecting a 40.1% depreciation of the Bolivar. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted the Republic’s economy and threatened to affect negatively the Republic’s ability to service its external debt. In response to those developments, and in an attempt to achieve monetary stability as well as to ensure the Republic’s future ability to meet its external debt obligations, the Republic suspended foreign exchange trading on January 23, 2003. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

         A newly-created commission, referred to as the Foreign Currency Administration Commission, or CADIVI, was created for the administration, control and establishment of the new exchange control regime. CADIVI is composed of five members who are appointed by the President.

         The exchange control regime centralized the purchase and sale of foreign currencies in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Ministry of Finance and Banco Central fixed the U.S. dollar exchange rate at Bs.1,596 = U.S.$1.00 for purchase operations and Bs.1,600 = U.S.$1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 = U.S.$1.00 on February 7, 2003. Through October 15, 2003, a total of U.S.$5.3 billion in foreign exchange had been approved and U.S.$2.7 billion in foreign exchange had been disbursed under the exchange control regime.

         On February 9, 2004, the Ministry of Finance and Banco Central changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00.

Recent Economic Results

         The national work stoppage that began in December 2002 had a severe adverse effect on the economy of the Republic during 2003. The work stoppage caused lost revenues of approximately Bs.900 billion to the National Treasury as compared to projections, disrupted national cash flow levels and caused serious arrears of public sector salaries, fund transfers to the states and municipalities and infrastructure-bound investment. GDP for 2003 totaled Bs.496.6 billion in 1984 Constant Bolívares, representing a contraction of 9.2% in real terms compared to 2002. For the year ended December 31, 2003, the rate of inflation, as measured by the CPI, was 27.1%, and unemployment was 16.8%. Economic activity has recovered in 2004, as real GDP registered a 23.1% rate of growth for the first six months of the year, as compared to the same period in 2003, including 34.8% in the first quarter and 13.6% in the second quarter of the year. As of August 2004, inflation, as measured by the CPI, stood at 21.9% and 14.0% on a year-over-year and year-to-date basis, respectively.

         During 2004 to date, fiscal revenues have been higher than budgeted. Although fiscal expenditures have also been higher than budgeted, the fiscal deficit for the full year 2004 is anticipated to be smaller than budgeted.

         Gross international reserves stood at approximately U.S.$20.7 billion at December 31, 2003 (excluding amounts deposited in the Macroeconomic Stabilization Fund, referred to as the Stabilization Fund), representing an increase of approximately U.S.$8.7 billion since December 31, 2002. This increase was primarily due to the effects of the resumption of oil production and exports as well as the implementation of the exchange control regime. At December 31, 2003, the balance in the Stabilization Fund was approximately U.S.$0.7 billion, a decrease of approximately U.S.$2.2 billion from year end 2002, reflecting significant withdrawals effected by PDVSA and the state governments. At September 20, 2004, gross international reserves were also approximately U.S.$20.7 billion.

         At December 31, 2003, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.23 trillion. The Government currently plans to pay these obligations through the issuance of national debt bonds.

         In 2003, the Republic refinanced, by means of voluntary debt swaps, approximately U.S.$1.1 billion equivalent of locally-issued indebtedness, or over 49.2% of the domestic public debt bonds that were scheduled to mature in 2003. These transactions reduced the Government’s debt service obligations in the short term and achieved significant cash management savings. In addition, in August 2003, the Republic, through a public tender offer, repurchased approximately U.S.$1.7 billion aggregate principal amount of its Front-Loaded Interest Reduction Bonds, New Money Bonds and Debt Conversion Bonds. The Republic paid for the bonds it repurchased in the tender offer with the proceeds of a U.S.$1.5 billion issuance of its 5?% Notes due 2010, to local investors, who paid for the securities in Bolívares.

         Standard & Poor’s, Moody’s Investor Services and Fitch all lowered their ratings and outlook with respect to the Republic’s foreign currency-denominated debt in late 2002 or early 2003 (Standard & Poor’s in December 2002; Moody’s and Fitch in January 2003), citing increasing pressure on the Republic’s finances and international reserves due to continued economic disruptions, especially in the petroleum sector. Specifically, Standard & Poor’s, Moody’s and Fitch downgraded their ratings for the Republic’s foreign currency-denominated debt to CCC+, Caa1 and CCC+ (for long-term debt), respectively. In addition, Moody’s changed its outlook for the Republic’s foreign debt to developing, while Standard & Poor’s and Fitch maintained a negative outlook for such debt at that time. Standard & Poor’s subsequently upgraded its outlook on the Republic’s long-term foreign currency-denominated debt from negative to stable in April 2003 and, in July 2003, raised its rating for such debt from CCC+ to B-, citing improved external liquidity stemming from recovering oil production and an improved amortization profile related to the tender offer announced in July 2003. Moody’s and Fitch also subsequently upgraded their respective outlooks for the Republic’s foreign debt to stable (Moody’s in May 2003 and Fitch in June 2003). In addition, Fitch raised its rating for the Republic’s foreign currency-denominated debt to B- in June 2003, citing the Government’s success in restoring oil production levels. In August 2004, Standard & Poor’s upgraded the Republic’s long-term foreign currency-denominated debt rating from B- to B, and in September 2004, Moody’s upgraded its rating from Caa1 to B1, citing prospective diminished political instability following President Chávez’s victory in the August 15, 2004 referendum coupled with substantial improvements in the Republic’s external indicators. Also, in September 2004, Fitch upgraded its rating on the Republic’s long-term foreign currency-denominated debt from B– to B+.

         On several occasions beginning in the fall of 2003, President Chávez publicly appealed to Banco Central to make up to U.S.$1.0 billion available to help finance the production of agricultural products. The Board of Directors of Banco Central publicly responded to President Chávez’s statements that the Central Bank Law does not permit any direct lending to the National Executive for agricultural development. President Chávez publicly stated his disagreement with Banco Central’s position and threatened to seek a judicial determination of the matter in the Supreme Court and/or to seek the enactment of legislation in the National Assembly amending the Central Bank Law expressly to authorize such assistance. On January 29, 2004, the Government increased the mandatory percentage that banks should allocate to agricultural accounts from 12% to 16%. However, the Government and Banco Central continue to debate whether the current level of international reserves (approximately U.S.$20.7 billion at December 31, 2003) exceeds the optimum level to maintain. President Chávez has stated his intention of submitting to the National Assembly a proposed law that would permit the Government to obtain access to Banco Central’s foreign reserves in excess of levels deemed adequate, but no such legislation has been submitted to date.

Oil Dependency

         The Republic, a member of OPEC, is the world’s eighth-largest oil producer and fifth-largest oil exporter. The structure of the Venezuelan fiscal system has been highly dependent on petroleum revenues. From 1999 through 2003, petroleum products accounted for an average of approximately 76.7% of the Republic’s total exports. During the same period, petroleum revenues accounted for an average of approximately 34.0% of the Republic’s total Central Government revenues and the petroleum sector accounted for an average of approximately 26.0% of GDP.

         The average petroleum export price for the Venezuelan basket in 2004 through September 17, 2004 was U.S.$32.20 per barrel compared to U.S.$25.50 per barrel for the full year 2003.

         During the first week of December 2002, state oil workers joined the work stoppage that had been coordinated by the opposition and aimed at forcing President Chávez to step down. The participation of the oil sector in this general work stoppage severely crippled oil production, which dropped to as low as 25,000 bpd at the height of the strike, and caused PDVSA to declare an event of force majeure, which was ultimately lifted on crude oil sales contracts in March 2003 and on gasoline sales contracts in April 2003. Approximately 18,000 of PDVSA’s almost 40,000 employees joined the work stoppage and were subsequently dismissed from PDVSA. These events severely affected the Venezuelan economy. The Government estimates that the general work stoppage resulted in lost revenues to the National Treasury of Bs.900 billion and decreased revenues due to lost production to PDVSA of U.S.$5.2 billion (of which U.S.$2.8 billion represented lost oil exports).

         PDVSA’s oil production recovered significantly during February and March 2003. In June 2003, PDVSA reported that oil production had recovered to approximately 3.2 million bpd. At the same time, PDVSA began refining more than 1 million bpd and exporting approximately 2.5 million bpd of oil and oil products.

         Problems resulting from the general work stoppage also interrupted PDVSA’s billing systems. PDVSA was unable to bill its customers for previously-shipped products, which resulted in an invoicing backlog. As a result of production increases and the normalization of its billing systems, PDVSA was able to increase its collections significantly in March and April 2003. As of July 2003, PDVSA had substantially eliminated the backlogged invoicing volume, and collections had been restored to normal.

         Further production and delivery interruptions related to political instability or employee participation in any future work stoppage could have a significant negative effect on the Venezuelan economy.

         Partially in response to concerns regarding the effects of the general strike that began in 2002, as well as with respect to greater governmental involvement in the operation of PDVSA and the allocation of its resources, Standard & Poor’s, Moody’s and Fitch lowered their ratings for PDVSA in December 2002 and January 2003 to CCC+ from B-, to Caa1 from B3 and to BB- from BBB, respectively, each with negative outlooks. Standard & Poor’s subsequently upgraded its rating outlook for PDVSA from negative to stable in April 2003 and removed its ratings on certain debt of PDVSA Finance Ltd. from Credit Watch, citing improving conditions for the oil company and its finance subsidiary. In June 2003, Fitch upgraded the senior unsecured foreign currency rating of PDVSA from CCC+ to B- and upgraded its rating outlook from negative to stable. In July 2003, Standard & Poor’s upgraded PDVSA’s credit rating from CCC+ to B- and upgraded its rating outlook from negative to stable. In November 2003, Moody’s maintained PDVSA’s Caa1 credit rating, but upgraded its rating outlook to stable. In August 2004, following the rating upgrade of the Republic’s long-term foreign currency-denominated debt from B- to B, Standard & Poor’s upgraded PDVSA’s corporate credit rating from B- to B.

         There can be no assurance that Government revenues from petroleum activities will not continue to experience wide fluctuations as a result of changes in the international petroleum market, future work stoppages at PDVSA and domestic and international political instability. In addition, concerns with respect to the strength of the world economy, market volatility and certain global developments, such as potential ramifications with respect to the aftermath of the war in Iraq, may have a potentially adverse effect on the petroleum market as a whole. Any sustained decline in international petroleum prices could adversely affect the Government’s fiscal accounts and international reserves. Additionally, Venezuelan petroleum production capacity may decrease if the necessary capital expenditures are not allocated to this sector.

Emerging Markets

         Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. In 1997, emerging-market risk concerns were heightened due to instability and volatility in the Asian financial, securities and foreign exchange markets. In August 1998, investor confidence in emerging-market issuers was further eroded as a result of the devaluation of the Russian ruble and the default by Russia on its debt. The Asian crisis and the default by Russia had significant repercussions in Latin America. Brazil, Latin America’s largest economy, became the object of speculative attacks on its currency and experienced significant capital outflows and currency devaluations at the end of 1998 and the first quarter of 1999. These events had similar effects on the Republic, which experienced declining stock market values, widening spreads of government securities in the secondary market and significant capital outflows.

         The war in Iraq in early 2003 and the terrorist attacks in the United States on September 11, 2001, which were accompanied by a significant slowdown in the growth of the U.S. economy, as well as in the general world economy, have also contributed to increased cautiousness with respect to investment in developing countries, as well as to a significant decline in the secondary-market values of the debt and equity securities of emerging-market issuers.

         On February 11, 2002, Argentina declared a default on its debt. Argentina’s debt default, as well as the difficulties that Argentina has experienced in attempting to reform its budget and restructure its debt, have called into question the strength of the Latin American financial markets, as well as the macroeconomic and monetary policies of a number of Latin American countries. Argentina’s default on its debt may adversely affect the ability of the Republic and other emerging-market issuers to retain their access to the international capital markets and to preserve their international reserves.

         There can be no assurance that a continuation or acceleration of these crises or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including the Republic. In addition, there can be no assurance that these events will not adversely affect the Republic’s economy and its ability to raise capital in the external debt markets in the future.

Limited Trading Market for the Old Bonds and Global Bonds

         Old Bonds acquired by the Republic pursuant to the Invitation will be canceled. Accordingly, the exchange of Old Bonds of any series pursuant to the Invitation will reduce the aggregate principal amount of Old Bonds of that series that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining Old Bonds of that series not offered or accepted pursuant to the Invitation. Old Bonds not exchanged pursuant to the Invitation will remain outstanding.

         The Global Bonds are a new issue of securities with no established trading market. Application has been made to list the Global Bonds on the Luxembourg Stock Exchange. The Republic has been advised by the Dealer Managers that they intend to make a market in the Global Bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Global Bonds. Under the provisions of the Global Bonds, the Republic is permitted to acquire the Global Bonds through open-market purchase, tender or exchange, subject to certain conditions. If the aggregate principal amount of the Global Bonds outstanding is reduced, the liquidity of any trading market for the Global Bonds that may develop could be adversely affected. The price at which the Global Bonds will trade in the secondary market is uncertain.

TERMS OF THE GLOBAL BOND OFFERING

Basic Terms

         The Republic is inviting holders of Old Bonds to submit, on the terms and subject to the conditions set forth in this prospectus supplement and the related letter of transmittal, offers to exchange Old Bonds for a new issue of the Republic’s U.S. Dollar-Denominated Global Bonds due 2014.

         In addition, the Republic is offering Global Bonds for cash.

         The Global Bond Offering is part of a broader program of the Republic to manage its external liabilities. In addition, the issuance of the Global Bonds is intended to provide a liquid, sovereign risk benchmark for the Republic. The proceeds from the Cash Offering are expected to be used for general purposes, including the refinancing of the Republic’s domestic and external indebtedness.

         The maximum aggregate principal amount of Global Bonds to be issued under the Global Bond Offering will be U.S.$1,500,000,000. As described herein, the Republic may create and issue additional Global Bonds in the future.

Exchange of Old Bonds for Global Bonds

         If your Old Bonds are accepted in exchange for Global Bonds, you will receive (a) a principal amount of Global Bonds equal to the product of the Exchange Ratio for such Old Bonds times the original principal amount of Old Bonds accepted for exchange, rounded down to the nearest U.S.$1,000, (b) a payment in cash in U.S. dollars in respect of rounded amounts, if any, as described below, and (c) a payment in cash equal to the accrued but unpaid interest on the Old Bonds accepted for exchange to but not including the Settlement Date, payable in the currency specified in the Old Bonds. The Exchange Ratio is equal to:

•	the applicable scaling factor, times

•	U.S.$1,000, times

•	the applicable Currency Exchange Rate, divided by

•	the applicable Global Bond Exchange Price for the FLIRBs or DCBs, as applicable.

         Holders of the FLIRBs will receive their regularly scheduled payment of interest and principal on September 30, 2004, whether or not their FLIRBs are accepted for exchange pursuant to the Invitation.

         If the Republic reduces the aggregate principal amount of Global Bonds issuable to you in exchange for Old Bonds downward to the nearest U.S.$1,000, the U.S. dollar amount paid to you in cash in respect of such rounding will be equal to:

•	the decrease in the aggregate principal amount of Global Bonds issuable to you as a result of rounding such aggregate principal amount downward to the nearest U.S.$1,000, times

•	the Global Bond New Issue Price, divided by

•	U.S.$1,000.

         A “series” of Old Bonds refers to each issue of Old Bonds listed on the cover of this prospectus supplement.

         The “original principal amount” of the Old Bonds means the principal thereof at the time of issuance.

Old Bonds and Scaling Factors

         The following table sets forth the scaling factor for each series of Old Bonds calculated as of the Settlement Date and reflect the principal payments that are scheduled to be made on September 30, 2004 with respect to the FLIRBs. The scaling factor is used in accordance with market convention to convert from the original principal amount of each series of Old Bonds to the remaining principal amount.

Old Bonds	Scaling Factor

Front-Loaded Interest Reduction Bonds Due 2007, USD Series A	0.23810
Front-Loaded Interest Reduction Bonds Due 2007, USD Series B	0.23810
Debt Conversion Bonds Due 2007, USD Series DL	0.33333
Debt Conversion Bonds Due 2008, USD Series IL	0.39130
Front-Loaded Interest Reduction Bonds Due 2007, Deutsche Mark	1.00000
Debt Conversion Bonds Due 2007, Deutsche Mark	1.00000
Front-Loaded Interest Reduction Bonds Due 2007, Pounds Sterling	0.23810
Debt Conversion Bonds Due 2007, Pounds Sterling	0.33333
Front-Loaded Interest Reduction Bonds Due 2007, Swiss Franc	0.23810

Calculation of the Currency Exchange Rate

         The “Currency Exchange Rate” for the Old Bonds denominated in non-U.S. dollars will be the exchange rate for the currency in which the Old Bonds are denominated, expressed as U.S. dollars per applicable currency unit, calculated based on the average of the bid and ask prices reported on Reuter’s page “WRLD” at the time the UST Benchmark Rate is determined, which will be at or around 10:00 A.M., New York City time, on September 29, 2004. In addition, the Currency Exchange Rate for the Old Bonds denominated in Deutsche Marks will be calculated based on the fixed conversion rate of DM1.95583 per Euro.

Calculation of Global Bond New Issue Price and each Global Bond Exchange Price; Applicable Minimum Clearing Spread

         At or around 4:00 P.M., New York City time, on September 27, 2004, the Republic will determine, in its sole discretion, and announce the Applicable Minimum Clearing Spread for the FLIRBs and DCBs and the New Issue Spread. The Republic will announce these terms by press release issued to Bloomberg News and the Reuters News Service, which the Republic refers to as the “News Services”.

         At or around 10:00 A.M., New York City time, or as soon as possible thereafter, on September 29, 2004, the Republic will determine and announce the UST Benchmark Rate and Global Bond Coupon, which it will announce by press release to the News Services. The Global Bond Coupon will be a fixed interest rate expressed as an increment of  1/8 of 1%.

         Once the Global Bond Coupon is selected, the “Global Bond New Issue Price” will be a price per U.S.$1,000 principal amount of Global Bonds that results in a yield to maturity of the Global Bonds on the Settlement Date equal to the sum of:

•	the UST Benchmark Rate, plus

•	the New Issue Spread selected by the Republic.

         In addition, the Republic will notify the Luxembourg Stock Exchange of the results of the Invitation, and will publish a notice with the results of the Invitation, including all of the above listed information, in a leading newspaper of general circulation in Luxembourg.

         Each “Global Bond Exchange Price” will be a price per U.S.$1,000 principal amount of Global Bonds that results in a yield to maturity of the Global Bonds on the Settlement Date equal to the sum of:

•	the UST Benchmark Rate, plus

–	in the case of Global Bonds issued in exchange for FLIRBs, the FLIRB Clearing Spread, or

–	in the case of Global Bonds issued in exchange for DCBs, the DCB Clearing Spread.

         The Republic will calculate each Global Bond Exchange Price and the Global Bond New Issue Price in accordance with the methodology set forth below and the formula in Annex A, which underlie the hypothetical calculations contained in Annex B. The Republic’s calculations will be conclusive and binding, absent manifest error. Each Global Bond Exchange Price will be rounded to the nearest cent, with U.S.$0.005 to be taken as a full cent.

         The “UST Benchmark Rate” means the yield to maturity (calculated in accordance with standard market practice) corresponding to the bid-side price, as reported on Telerate page 500 as of 10:00 A.M., New York City time, on the Expiration Date, for the U.S. Treasury 4.25% Bond due August 15, 2014. If such bid-side price does not appear at such time on Telerate page 500, the applicable bid-side price as reported at such time on Bloomberg page PX7 shall be used.

Methodology Generally; No Recommendation

         The FLIRB Clearing Spread, DCB Clearing Spread and New Issue Spread selected by the Republic will have no necessary relationship to actual value and represent one of several possible approaches. You should independently analyze the value of the Old Bonds and the Global Bonds and make an independent assessment of the terms of the Global Bond Offering. None of the Republic, the Dealer Managers, JPMorgan Chase Bank, the exchange agent, or J.P. Morgan Bank Luxembourg, S.A., the Luxembourg exchange agent, has expressed any opinion as to whether the terms of the Global Bond Offering are fair. None of the Republic, the Dealer Managers, the exchange agent, or the Luxembourg exchange agent, makes any recommendation that you offer to tender Old Bonds or acquire Global Bonds or refrain from offering to do so pursuant to the Global Bond Offering, and no one has been authorized by the Republic, the Dealer Managers, the exchange agent, or the Luxembourg exchange agent, to make any such recommendation.

Invitation Procedures

General

         The Invitation will be conducted pursuant to modified Dutch auctions for all of the FLIRBs and all of the DCBs, respectively. You may make your offer in the form of a competitive or a noncompetitive offer.

Noncompetitive Offers

         You may submit a noncompetitive offer by checking the appropriate box on the letter of transmittal specifying the series and original principal amount of Old Bonds that are the subject of your noncompetitive offer without designating an Offer Spread only during the Submission Period. If the Republic accepts your noncompetitive offer, you will be entitled to the benefit of the FLIRB Clearing Spread or DCB Clearing Spread, as applicable.

         The original principal amount of each series of Old Bonds you may offer for exchange in a noncompetitive offer must be a minimum denomination of U.S.$250,000, DM5,000, CHF400,000 or £150,000, as the case may be, and in increments of U.S.$1,000, DM5,000, CHF1,000 or £500 above such minimum denominations, as the case may be.

Competitive Offers

         You may submit one or more competitive offers by submitting, or arranging to have submitted, your Offer Spread (as defined below) in a letter of transmittal. Competitive offers must specify:

•	the spread (expressed in basis points) that you would be willing to accept as the FLIRB Clearing Spread or DCB Clearing Spread, as applicable; this spread is your “Offer Spread”, and

•	the series and original principal amount of Old Bonds that you are willing to exchange for Global Bonds at your Offer Spread.

         If your competitive offer is accepted by the Republic, you will be entitled to the benefit of the FLIRB Clearing Spread or DCB Clearing Spread, as applicable, even if you specified an Offer Spread lower than the FLIRB Clearing Spread or DCB Clearing Spread, as applicable, in your competitive offer. If your competitive offer specifies an Offer Spread equal to the Applicable Minimum Clearing Spread, it will be deemed to be a noncompetitive offer.

         The original principal amount of each series of Old Bonds you may offer for exchange in a competitive offer must be a minimum denomination of U.S.$250,000, DM5,000, CHF400,000 or £150,000, as the case may be, and in increments of U.S.$1,000, DM5,000, CHF1,000 or £500 above such minimum denominations, as the case may be.

Procedure for Submitting Exchange Offers

         If you desire to submit an exchange offer you must submit or arrange to have submitted at or before 4:00 P.M., New York City time, on the Expiration Date, a duly completed letter of transmittal for each series of Old Bonds you would like to exchange. You may submit letters of transmittal:

•	by facsimile to the exchange agent or the Luxembourg exchange agent (with a copy to the exchange agent) at the applicable facsimile number specified in the letter of transmittal, or

•	by courier or by hand delivery to the exchange agent or the Luxembourg exchange agent (with a copy to the exchange agent) at the applicable address specified in the letter of transmittal.

         The Republic reserves the right to reject any letter of transmittal not received in the appropriate form. You cannot revoke an exchange offer after the Invitation has expired. The method of delivery of letters of transmittal is at the election and sole risk of the holders. Delivery should be made sufficiently in advance of the Expiration Date to ensure that they are timely received by the exchange agent and the Luxembourg exchange agent.

         Any holder of Old Bonds may submit exchange offers. Each of the Dealer Managers may submit noncompetitive or competitive exchange offers on behalf of eligible holders and noncompetitive exchange offers for their own account.

         You should be aware that neither the Republic nor the exchange agent assumes responsibility for technical or other difficulties you may encounter in tendering your letter of transmittal.

Old Bonds Held Through Euroclear or Clearstream, Luxembourg

         You may submit an exchange offer with respect to Old Bonds held through Euroclear or Clearstream, Luxembourg in any of the following three ways:

•	Exchange Offers by Direct Participants. You may submit a letter of transmittal to the exchange agent and, if you are a direct participant in Euroclear or Clearstream, Luxembourg, a Bond Instruction to Euroclear or Clearstream Banking, Luxembourg in the manner and in accordance with the deadlines specified by Euroclear and Clearstream, Luxembourg, as the case may be.

•	Exchange Offers by Beneficial Owners. You may submit a letter of transmittal to the exchange agent if you are a beneficial owner who has caused a direct participant in Euroclear or Clearstream, Luxembourg to deliver Bond Instructions on your behalf in the manner and in accordance with the deadlines specified by Euroclear and Clearstream, Luxembourg, as the case may be.

•	Exchange Offers by the Dealer Managers on Behalf of Holders. You may request that a Dealer Manager submit a letter of transmittal on your behalf. In order to do this, you will need to communicate your request to one of the Dealer Managers. The Republic will not require any holder of Old Bonds making an exchange offer through a Dealer Manager to deliver Bond Instructions prior to the Expiration Date, provided that Euroclear or Clearstream, Luxembourg, as the case may be, must receive Bond Instructions with respect to any exchange offer accepted by the Republic no later than two business days after the Announcement Date from the Dealer Manager or from the person from whose Euroclear or Clearstream, Luxembourg account the Old Bonds to be exchanged will be debited. In addition, if a Dealer Manager submits an offer on its own behalf or on behalf of another person, that Dealer Manager must include its own or that other person’s Euroclear or Clearstream, Luxembourg account information in the letter of transmittal. The Dealer Managers are under no obligation to act on your behalf and may impose additional conditions on an exchange offer made in this manner.

         Whether you, a direct participant in Euroclear and Clearstream, Luxembourg or a Dealer Manager submits the letter of transmittal, it must contain a Unique Reference Code for each exchange offer. No two letters of transmittal may have the same Unique Reference Code. Also, each letter of transmittal must have the same Unique Reference Code as the Bond Instruction relating to it. The Republic, in its sole discretion, may consider invalid any letter of transmittal submitted without such Unique Reference Code, or with a Unique Reference Code that does not match the Unique Reference Code in the corresponding Bond Instructions.

         A “Unique Reference Code” is a sequence of up to twelve digits or characters selected by you, the direct participant in Euroclear or Clearstream, Luxembourg or the Dealer Manager, as the case may be, to identify the letter of transmittal which you, such direct participant or such Dealer Manager is submitting pursuant to the Invitation. It is recommended that the Unique Reference Code begin with the internal account number that direct participants use to identify their internal accounts, plus an additional digit to distinguish multiple letters of transmittal from the same account.

         “Bond Instructions” means with respect to Old Bonds held through Euroclear or Clearstream, Luxembourg:

•	irrevocable instructions to:

–	block any attempt to transfer your Old Bonds on or prior to the Settlement Date and

–	debit your account on the Settlement Date in respect of all your Old Bonds tendered for exchange, or in respect of such lesser portion of your Old Bonds that is accepted for exchange by the Republic, upon receipt of an instruction by the exchange agent;

•	an irrevocable authorization to disclose the name of the direct account holder and information about the foregoing instructions; and

•	a confirmation that the direct participant or beneficial owner is concurrently delivering a letter of transmittal submitting an exchange offer with respect to your Old Bonds.

         The irrevocable instructions referred to above will be automatically withdrawn in the event that the Invitation is terminated by the Republic prior to 4:00 P.M., New York City time, on the Expiration Date, in each case as notified to Euroclear or Clearstream, Luxembourg by the exchange agent.

         Bond Instructions can only be delivered by direct participants in Euroclear or Clearstream, Luxembourg. If you are not a direct participant in Euroclear or Clearstream, Luxembourg submitting an exchange offer, you must ensure that the Bond Instructions transmitted through the Euroclear or Clearstream, Luxembourg direct participant can be reconciled with your letter of transmittal. To the extent that Bond Instructions cannot be reconciled with your letter of transmittal, your exchange offer may be deemed not to have been validly submitted.

         Bond Instructions must be delivered to and received by Euroclear or Clearstream, Luxembourg in accordance with their normal procedures on or prior to the deadlines established by each of those clearing systems. In any case, you are responsible for informing yourself of those deadlines and for arranging the due and timely delivery of Bond Instructions to Euroclear or Clearstream, Luxembourg.

Old Bonds Held in Certificated Form

         If you desire to submit an exchange offer with respect to certificated Old Bonds not held through Euroclear or Clearstream, Luxembourg, you must deliver those certificated Old Bonds together with a letter of transmittal, by hand or by courier, to JPMorgan Chase Bank at London Branch, Trinity Tower, 9 Thomas More Street, Floor 7, London E1W 1YT. Questions regarding the delivery of certificated Old Bonds may be asked by calling either of the Dealer Mangers. Barclays Capital may be reached toll-free at 1-866-307-8991 (inside the U.S.) or collect at 212-412-4072 (outside the U.S.). Merrill Lynch & Co. may be reached toll-free at 1-888-654-8637 (inside the U.S.) or collect at 212-449-4914 (outside the U.S.).

         You may then submit a letter of transmittal directly, through a direct participant in Euroclear or Clearstream, Luxembourg, or through a Dealer Manager.

Holders in Luxembourg

         If you are in Luxembourg, you may contact the Luxembourg exchange agent to instruct the Luxembourg exchange agent to submit a letter of transmittal on your behalf or have the letter of transmittal submitted according to one of the methods described above. In addition, you may obtain additional copies of the letter of transmittal, this prospectus supplement, the prospectus and the documents incorporated by reference therein by contacting the Luxembourg exchange agent at the address indicated on the back cover page of this prospectus supplement. All services in connection with the Invitation will be available in Luxembourg.

General Information

         If you hold your Old Bonds through a custodian, you may contact that custodian to discuss which of the above options can be used by your custodian to submit exchange offers on your behalf. Alternatively, if you wish to have one of the Dealer Managers submit a letter of transmittal on your behalf, you will need to communicate your request to that Dealer Manager, who will have no obligation to act on your behalf and may impose additional conditions on an exchange offer made in this manner.

         In the event that your custodian or Euroclear or Clearstream, Luxembourg participant is unable to submit a letter of transmittal on your behalf, you should telephone one of the Dealer Managers for assistance in submitting your exchange offer.

         In any case, you are responsible for arranging the timely delivery of your letter of transmittal.

         None of the Republic, the Dealer Managers, the exchange agent or the Luxembourg exchange agent will be responsible for the communication of exchange offers by:

•	holders to the direct participant in Euroclear or Clearstream, Luxembourg through which they hold Old Bonds, or

•	holders or direct participants in Euroclear or Clearstream, Luxembourg to the exchange agent, the Luxembourg exchange agent, Euroclear or Clearstream, Luxembourg.

         If you exchange Old Bonds directly or through a Dealer Manager, you will not be obligated to pay brokerage commissions or solicitation fees with respect to that exchange. If you hold Old Bonds through a broker dealer, commercial bank or financial institution, you should consult with that institution as to whether it will charge any service fees.

         For your convenience, the Common Code and ISIN numbers for the Old Bonds of each series are set forth on page 26 of this prospectus supplement.

Participation by Agencies of the Republic

         Venezuelan Governmental Agencies may submit noncompetitive exchange offers only.

         “Venezuelan Governmental Agencies” means any governmental agency of the Bolivarian Republic of Venezuela or any institution under the direct or indirect control of the Bolivarian Republic of Venezuela or any of its governmental agencies. It is understood that regulation of financial institutions in the Bolivarian Republic of Venezuela by regulatory authorities of the Bolivarian Republic of Venezuela does not for this purpose constitute control.

Participation by the Dealer Managers

         Each of the Dealer Managers may submit exchange offers for its own account or on behalf of holders of Old Bonds. However, neither Dealer Manager may submit competitive exchange offers for its own account.

Term of the Invitation, Termination, Amendments

         The Invitation will expire at 4:00 P.M., New York City time, on the Expiration Date, unless the Republic in its sole discretion extends it or terminates it earlier.

         At any time before the Republic announces on the Announcement Date the acceptance of any exchange offers by means of the news media in accordance with applicable law, the Republic may, in its sole discretion:

•	terminate the Invitation with respect to one or more series of Old Bonds, including with respect to competitive and noncompetitive exchange offers submitted prior to the time of the termination.

•	extend the Invitation past the originally scheduled Expiration Date; or

•	amend the Invitation from time to time in any fashion.

         Subject to applicable law, the Republic will inform the Luxembourg Stock Exchange of any amendments to, or extension or termination of, the Invitation and will publish notices in leading newspapers with general circulation in London, New York, Frankfurt and Luxembourg announcing such amendments, extension or termination.

Withdrawal Rights

         Any exchange offer and corresponding letter of transmittal may be withdrawn or revised prior to 4:00 P.M., New York City time, on the Expiration Date by a written notice from the person or entity signing the letter of transmittal delivered to the exchange agent or the Luxembourg exchange agent by hand, courier or facsimile. If the Republic terminates the Invitation without accepting any exchange offers, all exchange offers and letters of transmittal shall automatically be deemed to be withdrawn. If the Republic accepts any exchange offers, any exchange offers not so accepted, together with the corresponding letters of transmittal, shall automatically be deemed to be withdrawn.

         Any notice of withdrawal or revision must specify the name, address and telephone number of the Bondholder and/or Euroclear or Clearstream, Luxembourg accountholder that submitted the letter of transmittal and must be accompanied by:

•	in the case of revision to an exchange offer, a revised letter of transmittal, including annexes, and an explanation of the changes made, and

•	in the case of a withdrawal of an exchange offer, a copy of the withdrawn letter of transmittal including annexes.

Acceptance of Offers; Proration

         The Republic is under no obligation to select either a FLIRB Clearing Spread or DCB Clearing Spread or to accept any exchange offers. If and when the Republic selects, in its sole discretion, the FLIRB Clearing Spread or DCB Clearing Spread, as applicable, and the aggregate principal amount of Global Bonds to be issued pursuant to exchange offers as described above, the Republic will accept:

•	first, all properly submitted exchange offers that are noncompetitive offers; and,

•	second, all properly submitted exchange offers that are competitive offers specifying Offer Spreads at or below the FLIRB Clearing Spread or DCB Clearing Spread, as applicable.

However, if acceptance of all such exchange offers together with the Global Bonds to be sold pursuant to the Cash Offering would require the Republic to issue an aggregate principal amount of Global Bonds in excess of the maximum aggregate principal amount of Global Bonds that the Republic has decided to issue pursuant to the Global Offering, which will in no event exceed U.S.$1,500,000,000. The Republic may, in its sole discretion, select one or more series of Old Bonds in respect of which exchange offers will be prorated and/or decline to accept any offers in respect of any series of Old

Bonds for which exchange offers have been submitted. In respect of each series of Old Bonds selected for proration, the Republic will:

•	reduce the aggregate original principal amount of Old Bonds of that series to be acquired in exchange for Global Bonds pursuant to competitive offers specifying Offer Spreads equal to the FLIRB Clearing Spread or DCB Clearing Spread, as applicable, or

•	if the FLIRB Clearing Spread or DCB Clearing Spread, as applicable, is equal to the Applicable Minimum Clearing Spread, reduce the aggregate original principal amount of Old Bonds of that series to be acquired in exchange for Global Bonds pursuant to noncompetitive offers, in each case, on a pro rata basis and in minimum denominations of U.S.$250,000, DM 5,000, CHF 400,000 or £150,000, as the case may be, and in increments of U.S.$1,000, DM 5,000, CHF 1,000 or £500 above such minimum denominations, as the case may be, until the maximum aggregate principal amount of Global Bonds that the Republic has decided to issue pursuant to exchange offers is approximately reached.

         The aggregate principal amount of Global Bonds issuable to you will be rounded downward to the nearest U.S.$1,000. If your exchange offer is accepted by the Republic, you will be entitled to the benefit of the FLIRB Clearing Spread or DCB Clearing Spread, as applicable, even if you specified an Offer Spread lower than the FLIRB Clearing Spread or DCB Clearing Spread, as applicable, or if you made a noncompetitive offer.

         Once the Republic has announced by press release issued to the News Services the acceptance of any exchange offers in accordance with the terms of the Invitation, the Republic’s acceptance will be irrevocable. Exchange offers, as so accepted, shall constitute binding obligations of the submitting Bondholders and the Republic to consummate the exchange, in the manner described under “Settlement” below.

Irregularities

         All questions as to the validity, form and eligibility (including time of receipt, revocation or revision) of any letter of transmittal or exchange offer will be determined by the Republic in its sole discretion, which determination will be final and binding. The Republic reserves the absolute right to reject any and all letters of transmittal and exchange offers not in proper form or for which any corresponding agreement by the Republic to exchange, purchase or sell would, in the opinion of the Republic’s counsel, be unlawful. The Republic also reserves the absolute right to waive any of the conditions of the Invitation or defects in letters of transmittal and exchange offers. None of the Republic, the exchange agent, the Luxembourg exchange agent or any Dealer Manager shall be under any duty to give notice to holders of any irregularities in letters of transmittal, Bond Instructions or exchange offers, nor shall any of them incur any liability for failure to give such notice.

Publication

         Information about the Invitation will be published, to the extent provided in this prospectus supplement, by means of the news media in accordance with applicable law. In addition, the Republic, subject to applicable law, will publish notices in a leading newspaper of general circulation in London, New York, Frankfurt and Luxembourg announcing the commencement of the Invitation, the New Issue Spread, the Global Bond New Issue Price, the Global Bond Coupon, the UST Benchmark Rate and the FLIRB Clearing Spread and the DCB Clearing Spread, the results of the Invitation and any amendments to the Invitation. These notices will, among other things, set forth the names of the Dealer Managers, the exchange agent and the Luxembourg exchange agent.

Settlement

         The Settlement Date for the Global Bond Offering will be the seventh business day following the Announcement Date. Except as otherwise defined in this prospectus supplement, “business day” means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in The City of New York or Caracas, Venezuela.

         Under the current schedule, the Settlement Date will be October 8, 2004.

         On the Settlement Date, if the Republic has accepted your exchange offer, you, as the identified account holder, or Euroclear or Clearstream, Luxembourg, as the case may be, on your behalf, must deliver to the Republic good and marketable title to your Old Bonds, free and clear of all liens, charges, claims, encumbrances, interests, rights of third parties and restrictions of any kind; in return you will receive, solely by credit to the Euroclear or Clearstream, Luxembourg account specified in your letter of transmittal, the Global Bonds to which you are entitled, together with the rounding payment, if any, and accrued interest to the Settlement Date on your Old Bonds being exchanged.

         See “Global Clearance and Settlement” for a description of settlement procedures.

Certain Other Matters

         The Republic reserves the right following completion or cancellation of the Invitation to:

•	offer to exchange or buy Old Bonds or sell new securities, including additional Global Bonds, or

•	issue a new invitation to submit offers to exchange or sell Old Bonds or purchase new securities, including additional Global Bonds,

in each case on terms that may be more or less favorable than those contemplated by the Invitation.

         The making of any offers and the issuance of any new invitation will depend on various factors, including interest rates prevailing at the time and the principal amount of Old Bonds retired pursuant to the Invitation.

         The Invitation is, and any offer and acceptance by the Republic shall be, governed by and interpreted in accordance with the laws of the State of New York, United States of America.

         The determination by the Republic of the UST Benchmark Rate, each Global Bond Exchange Price, the Global Bond New Issue Price, each Exchange Ratio and any other calculation or quotation made with respect to the Global Bond Offering shall be conclusive and binding on you, absent manifest error.

Market for the Old Bonds and Global Bonds

         Old Bonds acquired by the Republic pursuant to the Invitation will be canceled. Accordingly, the exchange of Old Bonds of any series pursuant to the Invitation will reduce the aggregate principal amount of Old Bonds of that series that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining Old Bonds of that series not offered or accepted pursuant to the Invitation. Old Bonds not exchanged pursuant to the Invitation will remain outstanding.

         The Global Bonds are a new issue of securities with no established trading market. Application has been made to list the Global Bonds on the Luxembourg Stock Exchange. The Republic has been advised by the Dealer Managers that they intend to make a market in the Global Bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Global Bonds. The price at which the Global Bonds will trade in the secondary market is uncertain.

OLD BONDS

           The following chart sets forth certain summary information with respect to the FLIRBs and DCBs:

Principal Features of the Old Bonds

Old Bonds	Annual Interest Rate	Interest Payments	Principal Repayment

FLIRBs	Six-month LIBOR + 7/8%	Semi-annually, on March 31 and September 30 of each year	In 21 equal consecutive semi-annual installments on each interest payment date, commencing on March 31, 1997, through March 31, 2007
DCBs	Six-month LIBOR + 7/8%	Semi-annually, on June 18 and December 18 of each year	Series DL: In 21 equal consecutive semi-annual installments on each interest payment date, commencing on December 18, 1997, through December 18, 2007
Series IL: In 23 equal consecutive semi-annual installments on each interest payment date, commencing on December 18, 1997, through December 18, 2008

Principal Amounts of Old Bonds

		Principal
		Amount Outstanding	Scaling Factor
	Original	as of the Date	(as of the
	Principal Amount	Hereof	Settlement Date)
Old Bonds	(in thousands)	(in thousands)	(a)

Front-Loaded Interest Reduction Bonds Due 2007, USD Series A	$1,670,370.00	$300,169.85	0.23810
Front-Loaded Interest Reduction Bonds Due 2007, USD Series B	$938,189.00	$183,551.20	0.23810
Debt Conversion Bonds Due 2007, USD Series DL	$5,352,811.00	$911,359.80	0.33333
Debt Conversion Bonds Due 2008, USD Series IL	$298,698.00	$89,963.49	0.39130
Front-Loaded Interest Reduction Bonds Due 2007, Deutsche Mark	DM 340,870.00	DM 29,916.75	1.00000
Debt Conversion Bonds Due 2007, Deutsche Mark	DM 208,540.00	DM 21,012.44	1.00000
Front-Loaded Interest Reduction Bonds Due 2007, Pounds Sterling	£37,143.50	£9,797.65	0.23810
Debt Conversion Bonds Due 2007, Pounds Sterling	£119,402.50	£9,542.55	0.33333
Front-Loaded Interest Reduction Bonds Due 2007, Swiss Franc	CHF 153,280.00	CHF 39,998.00	0.23810

(a)	The scaling factors reflect the principal payments that are scheduled to be made on September 30, 2004 with respect to the FLIRBs.

        Each of the Old Bonds is an amortizing instrument that is subject to early redemption at par at the option of the Republic, subject to certain limitations on the aggregate principal amount of Old Bonds and certain other bonds issued by the Republic that may be redeemed in any one year. The Old Bonds also include mandatory redemption provisions under which the Republic is required to redeem each series of Old Bonds at par upon the occurrence of certain events.

         Old Bonds denominated in U.S. dollars, Swiss Francs and Pounds Sterling are listed on the Luxembourg Stock Exchange. Old Bonds denominated in Deutsche Marks are listed on the Frankfurt Stock Exchange.

         The foregoing is qualified in its entirety by the forms of Old Bonds and the related fiscal agency agreements, copies of which are on file and available for inspection at the offices of the Dealer Managers.

         For your convenience, the clearing numbers for the Old Bonds are listed in the table below:

Bond Series	Common Code	ISIN Number

Front-Loaded Interest Reduction Bonds Due 2007, USD Series A	002943930	XS0029439303
Front-Loaded Interest Reduction Bonds Due 2007, USD Series B	003438040	XS0034380401
Debt Conversion Bonds Due 2007, USD Series DL	002943549	XS0029435491
Debt Conversion Bonds Due 2008, USD Series IL	002945606	XS0029456067
Front-Loaded Interest Reduction Bonds Due 2007, Deutsche Mark	003807720	DE0004019724
Debt Conversion Bonds Due 2007, Deutsche Mark	004224558	DE0004019732
Front-Loaded Interest Reduction Bonds Due 2007, Pounds Sterling	002943875	XS0029438750
Debt Conversion Bonds Due 2007, Pounds Sterling	002947048	XS0029470480
Front-Loaded Interest Reduction Bonds Due 2007, Swiss Franc	002943662	XS0029436622

DESCRIPTION OF THE GLOBAL BONDS

           The following description of the particular terms of the Global Bonds offered hereby supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities (as such term is used in the prospectus) set forth in the prospectus to which description reference is hereby made.

         The Global Bonds are to be issued under a fiscal agency agreement between the Republic and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as fiscal agent (the “Fiscal Agent”), dated as of August 6, 1998, as amended (the “Fiscal Agency Agreement”). Copies of the Fiscal Agency Agreement and the form of Global Bonds have been filed as exhibits to the Registration Statement relating to the Global Bonds of which this prospectus supplement is a part. The following description and the description under “Description of the Debt Securities” in the prospectus summarize certain terms of the Global Bonds and the Fiscal Agency Agreement. Such summaries do not purport to be complete and are qualified in their entirety by reference to such exhibits. Wherever particular defined terms of the Fiscal Agency Agreement are used and not otherwise defined herein, such defined terms are incorporated herein by reference.

         The Republic may replace the Fiscal Agent at any time, subject to the appointment of a replacement fiscal agent. The Fiscal Agent is not a trustee for the holders of the Global Bonds and does not have the same responsibilities or duties to act for such holder as would a trustee. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Fiscal Agent.

General Terms of the Global Bonds

         The Global Bonds:

•	will mature at par, including any accrued and unpaid interest, on October 8, 2014.

•	will bear interest at a rate per annum equal to the Global Bond Coupon, accruing from October 8, 2004, calculated on the basis of a 360-day year, consisting of twelve 30-day months.

•	will pay interest semi-annually in arrears in equal installments on October 8 and April 8 of each year, starting on April 8, 2005, to be paid to the person in whose name the Global Bonds is registered at the close of business on the preceding March 24 for April 8 interest payments or September 23 for October 8 interest payments.

•	upon issuance, will be direct, unconditional and general obligations of the Republic and will rank equally, without any preference among themselves, with all other unsecured and unsubordinated indebtedness of the Republic.

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg.

•	will be issued in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof.

•	will be available in definitive form only under certain limited circumstances.

Further Issues

         The Republic may from time to time without the consent of holders of the Global Bonds create and issue additional Global Bonds, having terms and conditions the same as those of the Global Bonds, or the same except for the amount of the first payment of interest and the issue price, which may be consolidated and form a single series with the Global Bonds; provided that such additional Global Bonds do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such Global Bonds are subject to U.S. federal tax law), a greater amount of original issue discount than the Global Bonds have as of the date of issue of such additional Global Bonds.

Payment

         Payment of principal of and interest on the Global Bonds will be made to Cede & Co., the nominee for DTC, as the registered owner. The principal of and interest on the Global Bonds will be payable in U.S. dollars or in such other coin or currency of the United States of America as at the time of payment is legal tender for the payment therein of public and private debts.

         Upon receipt of any payment of principal of or interest on the Global Bonds, DTC will credit DTC participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Bonds as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the Global Bonds held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in “street name.” Neither the Republic nor the Fiscal Agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         If any date for payment in respect of any Global Bonds is not a business day, the holder thereof shall not be entitled to payment until the next following business day. In this paragraph “business day” means a day on which banking institutions in The City of New York and at the applicable place of payment are not authorized or obligated by law or executive order to be closed. No further interest shall be paid in respect of any such delay in payment.

         Any moneys held by the Fiscal Agent in respect of the Global Bonds and remaining unclaimed for two years after such amount shall have become due and payable shall be returned to the Republic, and the holder of such Global Bonds shall thereafter look only to the Republic for any payment to which such holder may be entitled.

         The Fiscal Agent will not impose any fees in respect of the Global Bonds, other than fees for the replacement of lost, stolen, mutilated or destroyed Global Bonds. However, owners of beneficial interests in the Global Bonds may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such interests are held with the clearing systems

         Until the Global Bonds are paid or payment thereof is duly provided for, the Republic will, at all times, maintain a paying agent in The City of New York (the “Paying Agent”). The Republic has appointed JPMorgan Chase Bank to serve as Paying Agent. An office of the Paying Agent in The City of New York for all purposes relating to the Global Bonds is located at the date hereof at 4 New York Plaza, 15th Floor, New York, New York 10004. In addition, if and for so long as any Global Bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange shall so require, the Republic shall maintain a paying agent and a transfer agent in Luxembourg. The Republic has appointed J.P. Morgan Bank Luxembourg S.A. (formerly Chase Manhattan Bank Luxembourg S.A.), having offices located at 5 Rue Plaetis, L-2338, Luxembourg, to serve as Luxembourg paying agent and transfer agent.

Definitive Global Bonds

         If DTC notifies the Republic that it is unwilling or unable to continue as depositary for the Global Bonds or ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be and a successor depositary is not appointed by the Republic within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, or if an event of default with respect to the Global Bonds shall have occurred and be continuing as described under “Description of the Debt Securities—Default and Acceleration of Maturity” in the prospectus, the Republic will issue or cause to be issued Global Bonds in definitive form in exchange for the book-entry security. The Republic may also at any time and in its sole discretion determine not to have any of the Global Bonds represented by a book-entry security, and, in such event, will issue or cause to be issued Global Bonds in definitive form in exchange for the book-entry security. Global bonds issued in definitive form will be issued only in fully registered form, without coupons, in minimum denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof. Any Global Bonds so issued will be registered in such names, and in such denominations, as DTC shall request. Such Global Bonds may be presented for registration of transfer or exchange at the office of the Fiscal Agent in The City of New York, and principal thereof and interest thereon will be payable at such office of the Fiscal Agent, provided that interest thereon may be paid by check mailed to the registered holders of the definitive Global Bonds. Such Global Bonds may also be presented for payment or registration of transfer or exchange at the office of the paying agent and transfer agent in Luxembourg set forth on the back cover of this prospectus supplement. With respect to any transfer or exchange of all or a portion of a global bond issued in definitive form, the transferor and the transferee will be entitled to receive, at the office of the Fiscal Agent, the paying agent and the transfer agent in Luxembourg, a new global bond in definitive form representing the principal amount retained by the transferor or the principal amount received by the transferee, as the case may be, after giving effect to such transfer.

Meetings and Amendments

         A meeting of holders of Global Bonds may be called, as set forth below, at any time and from time to time to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Fiscal Agency Agreement, the Banco Central Undertaking relating to the Global Bonds or the Global Bonds to be made, given or taken by holders of Global Bonds or to modify, amend or supplement the terms of the Global Bonds, the Banco Central Undertaking relating to the Global Bonds or the Fiscal Agency Agreement as hereinafter provided. The Republic may at any time call a meeting of holders of Global Bonds for any such purpose to be held at such time and at such place as the Republic shall determine. Notice of every such meeting, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given as provided in the terms of the Global Bonds, not less than 30 nor more than 60 days prior to the date fixed for the meeting (provided that, in the case of any meeting to be reconvened after adjournment for lack of a quorum, such notice shall be given not less than 10 days nor more than 60 days prior to the date fixed for such meeting). In case at any time the Republic or the holders of at least 10% in aggregate principal amount of the Outstanding (as defined in the Fiscal Agency Agreement) Global Bonds shall, after the occurrence and during the continuance of any Event of Default under the Global Bonds, have requested the Fiscal Agent to call a meeting of the holders of the Global Bonds for any such purpose, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, the Fiscal Agent shall call such meeting for such purposes by giving notice thereof.

         To be entitled to vote at any meeting, a person must be a holder of outstanding Global Bonds or a person duly appointed in writing as a proxy for a holder. The persons entitled to vote more than 50% of the aggregate principal amount of the outstanding Global Bonds will constitute a quorum. The Fiscal Agent may make any reasonable and customary regulations governing the conduct of any meeting.

         The Republic and the Fiscal Agent may modify, amend or supplement the terms of the Global Bonds, the Banco Central Undertaking relating to the Global Bonds and the Fiscal Agency Agreement as it relates to the Global Bonds, or the holders may take any action provided by the Fiscal Agency Agreement, the Banco Central Undertaking relating to their Global Bonds or the terms of their Global Bonds with:

•	the affirmative vote, in person or by proxy, of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the Global Bonds that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the Global Bonds.

         However, without the consent or affirmative vote, in person or by proxy, of holders of at least 75% in aggregate principal amount Outstanding of the Global Bonds, no amendment, modification or change may be made that would:

•	change the due date for the payment of principal or any interest on the Global Bonds;

•	reduce the principal amount of the Global Bonds;

•	reduce the portion of the principal amount of the Global Bonds that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the Global Bonds;

•	change the currency or place of payment of principal of or interest on the Global Bonds;

•	permit early redemption of the Global Bonds;

•	reduce the proportion of principal amount of the holders of the Global Bonds whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement, the Banco Central Undertaking relating to the Global Bonds or the terms and conditions of the Global Bonds or to take any other action;

•	change the Republic’s obligation to pay additional amounts;

•	change the definition of “Outstanding” with respect to the Global Bonds;

•	change the governing law provision of the Global Bonds;

•	change the Republic’s appointment of an agent for service of process or its agreement not to claim and to waive irrevocably any immunity in respect of any actions or proceedings based on the Global Bonds;

•	change the ranking of the Global Bonds as described under the heading “Description of the Debt Securities—Nature of Obligation” in the prospectus; or

•	in connection with any offer to acquire all or any portion of the Global Bonds in exchange for cash or new securities of the Republic or any of its political subdivisions or instrumentalities, change any event of default under the Global Bonds.

         We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the Global Bonds, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the Outstanding Global Bonds) agree to the change.

         For purposes of determining whether the required percentage of holders of the Global Bonds has approved any amendment, modification or change to, or waiver of, the Global Bonds, the Banco Central Undertaking relating to the Global Bonds or the Fiscal Agency Agreement, Global Bonds owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be “Outstanding,” except that in determining whether the Fiscal

Agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only Global Bonds that the Fiscal Agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the federal government of Venezuela or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Venezuela or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Notices

         Notices to the holders of the Global Bonds will be deemed to be validly given upon publication at least once in a leading daily newspaper in the English language of general circulation in London and New York and, if and for so long as the Global Bonds are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, in a daily newspaper of general circulation in Luxembourg or, if publication in either London or Luxembourg is not practicable, in Europe. It is expected that notices in London, New York and Luxembourg will be published in the Financial Times, the Wall Street Journal and the Luxemburger Wort, respectively. In the case of the book-entry security, notices also will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures.

         Such notices will be deemed to have been given on the date of such publication or, if published in such newspapers on different dates, on the date of the first such publication. Neither the failure to give notice nor any defect in any notice given to any particular holder of a Global Bonds shall affect the sufficiency of any notice with respect to any other Global Bonds.

Purchase of Global Bonds by the Republic

         The Republic may at any time purchase any of the Global Bonds in any manner and at any price. All Global Bonds which are purchased by or on behalf of the Republic may be held, resold or surrendered for cancellation.

Listing

         The Republic has applied to list the Global Bonds on the Luxembourg Stock Exchange.

GLOBAL CLEARANCE AND SETTLEMENT

           The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and the Republic takes responsibility for the accurate reproduction of this information. The Republic takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the Fiscal Agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will the Republic or the Fiscal Agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

         DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

         DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants. It does this through electronic book-entry changes in accounts of its participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, American Stock Exchange and the National Association of Securities Dealers, Inc.

Euroclear and Clearstream, Luxembourg

         Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriter is a participant in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

         Distributions with respect to Global Bonds held beneficially through Clearstream, Luxembourg or Euroclear will be credited to cash accounts of Clearstream, Luxembourg and Euroclear participants in accordance with their rules and procedures to the extent received by the depositaries for Clearstream, Luxembourg and Euroclear.

Ownership of Bonds through DTC, Euroclear and Clearstream, Luxembourg

         The Republic will issue the Global Bonds in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interest in the book-entry securities through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the book-entry securities in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

         The Republic and the Fiscal Agent generally will treat the registered holder of the Global Bonds, initially Cede & Co., as the absolute owner of the Global Bonds for all purposes. Once the Republic and the Fiscal Agent make payments to the registered holders, the Republic and the Fiscal Agent will no longer be liable on the Global Bonds for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC, Euroclear, Clearstream, Luxembourg and their participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

         DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the Global Bonds through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Fiscal Agency Agreement or the Global Bonds. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the Global Bonds or the Fiscal Agency Agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

         The Fiscal Agent will not charge you any fees for the Global Bonds, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Global Bonds. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

         DTC participants will transfer interests in the Global Bonds among themselves in the ordinary way according to DTC rules. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the Global Bonds to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the Global Bonds to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

         Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the Global Bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

         When the Global Bonds are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the Global Bonds and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Global Bonds will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Global Bonds to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the Global Bonds, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

         Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the Global Bonds by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date) either from cash on hand or existing lines of credit. Under this approach, however, participants take on credit exposure to Euroclear or Clearstream, Luxembourg until the Global Bonds are credited to their accounts one day later.

         As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the Global Bonds. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Global Bonds were credited to the participant’s account. However, interest on the Global Bonds would accrue from the value date. Therefore, in many cases the interest income on Global Bonds which the participant earns during that one-day period will substantially reduce or offset the amount of the overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

         Because the settlement will occur during New York business hours, a DTC participant selling an interest in the Global Bonds can use its usual procedures for transferring Global Bonds to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

         Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer Global Bonds through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream,

Luxembourg will then instruct its depositary to credit the Global Bonds to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

         Finally, a day trader that uses Euroclear or Clearstream, Luxembourg and that purchases Global Bonds from a DTC participant for credit to a Euroclear or Clearstream, Luxembourg account holder should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream, Luxembourg account) in accordance with the clearing system’s customary procedures;

•	borrowing the Global Bonds in the United States from a DTC participant no later than one day prior to settlement which would give the Global Bonds sufficient time to be reflected in the borrower’s Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg accountholder.

TAXATION OF THE GLOBAL BONDS

General

         An exchange of Old Bonds for Global Bonds pursuant to an Exchange Offer may be a taxable transaction under the laws applicable to you. Also, holders of Global Bonds may be subject to tax in respect of their Global Bonds. Each Bondholder should consult its own tax advisor to determine the particular tax consequences for it in respect of the exchange of Old Bonds pursuant to the Exchange Offers or of the purchase, receipt, ownership or disposition of Global Bonds.

Venezuelan Taxation

         The following is a summary of certain aspects of Venezuelan federal income taxation that may be relevant to non-Venezuelan holders of Old Bonds that offer such Old Bonds for exchange pursuant to the Invitation and to non-Venezuelan holders of Global Bonds in connection with the holding and disposition of such Global Bonds. The summary is based on Venezuelan laws, rules and regulations now in effect, all of which are subject to change.

         This summary is not intended to constitute a complete analysis of the income tax consequences under Venezuelan law of the exchange of Old Bonds for Global Bonds pursuant to the Invitation or the receipt, ownership or disposition of the Global Bonds, in each case by non-residents of the Republic, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

         The exchange of Old Bonds for Global Bonds pursuant to the Invitation, by non-residents of the Republic, and the receipt of such Global Bonds pursuant thereto, will not result in any withholding or other Venezuelan taxes being applicable. The exchange of Old Bonds for Global Bonds pursuant to the Invitation will not be subject to any stamp or other similar Venezuelan taxes.

         Under Venezuelan law and regulations, the holders of Global Bonds who are not Venezuelan residents are not subject to any Venezuelan taxes in respect of payments of principal or interest made by the Republic or any capital gains realized from the sale or disposition of the Global Bonds. Pursuant to article 14(13) of the Venezuelan Income Tax Law (Ley de Impuesto Sobre la Renta) dated December 28, 2001, published in Official Gazette number 5,566, any payment of interest, including any additional amounts in connection with the Global Bonds made to residents or non-residents of the Republic, are exempt from the Venezuelan Income Tax. In addition, any capital gains realized by residents or non-residents from the exchange of Old Bonds for Global Bonds are also exempt from the Venezuelan Income Tax.

         Venezuelan residents and persons otherwise subject to Venezuelan taxation are advised to consult their own advisors in determining any consequences to them of the purchase, ownership or disposition of the Global Bonds.

United States Federal Income and Estate Taxation

         The following is a summary of certain U.S. federal income and estate tax considerations that may be relevant to the exchange of Old Bonds pursuant to the Exchange Offer and/or to the purchase, receipt, ownership or disposition of Global Bonds. This summary is based on U.S. federal tax laws in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change, and any change could be effective retroactively. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth in this summary.

         This summary deals only with holders that hold the Old Bonds and Global Bonds as capital assets as defined in the U.S. federal tax laws. This summary does not address tax considerations applicable to:

•	investors who do not acquire the Global Bonds pursuant to the Exchange Offer or the Cash Offering;

•	special classes of holders, such as dealers in securities or currencies, banks, tax-exempt organizations or life insurance companies;

•	persons that hold Old Bonds or Global Bonds as a hedge against (or hedged against) currency or interest rate risks or as part of a straddle or conversion transaction; and

•	persons whose functional currency is not the U.S. dollar.

         Bondholders and prospective purchasers of Global Bonds should consult their own tax advisors in determining the tax treatment of the exchange of Old Bonds pursuant to Exchange Offers and of the purchase, receipt, ownership and sale of Global Bonds, including the application to their particular circumstances of the tax considerations discussed below and of any relevant foreign, state, local or other tax laws.

         As used herein, the term “United States Holder” means a holder of Old Bonds or Global Bonds who or that is:

•	a citizen or resident of the United States;

•	a domestic corporation or partnership;

•	an estate the income of which is subject to regular U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of that trust and one or more U.S. persons have the authority to control all substantial decisions of that trust.

United States Holders

         The following discussion applies to you if you are a U.S. Holder.

Treatment of an Exchange of Old Bonds for Global Bonds

         An exchange of Old Bonds for Global Bonds will be considered for U.S. federal income tax purposes to be a modification of the Old Bonds. The tax consequences of that modification will depend on whether the modification is considered to be significant. As discussed below, if the modification is significant, the exchange generally will be a taxable transaction, referred to as a “Taxable Exchange”. If it is not significant, the exchange generally will not be taxable, except with respect to accrued interest and cash received as a result of rounding, as discussed below.

         The determination whether a modification is significant will be made separately as to each series of Old Bond. The modification of an Old Bond will be a significant modification if, based upon all the facts and circumstances and taking into account all modifications of each series of Old Bond collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.”

         Under special rules applicable to bonds that are issued in bearer form and subject to the discussion in the following paragraph, to the extent your Old Bonds are in bearer form, (a) gain recognized by a United States Holder on a sale of such Old Bonds will generally be ordinary income and (b) a United States Holder will generally not be allowed to deduct any loss recognized on a sale of such Old Bonds. Any gain recognized by a United States Holder on a sale of such Old Bonds generally will be treated as income allocable to sources within the United States for U.S. federal income tax purposes.

         The special rules applicable to bonds that are issued in bearer form that are described in the preceding paragraph will generally not apply to certain United States financial institutions (as defined in United States Treasury Regulations) that hold Old Bonds and certain other United States Holders that hold Old Bonds through financial institutions and that also meet conditions described in United States Treasury Regulations. United States Holders of Old Bonds that are in the form of bearer debt should consult their own tax advisors to determine the tax treatment of their sale of Old Bonds pursuant to the Invitation.

Exchange of U.S. Dollar Old Bonds for Global Bonds

         The Republic believes that the differences between the U.S. Dollar Old Bonds and the Global Bonds, particularly differences in the method for determining the amount of interest payments and the change of term to maturity, will be economically significant. Accordingly, the Republic will treat the exchanges of U.S. Dollar Old Bonds for Global Bonds as significant modifications that will result in Taxable Exchanges.

         Even if the difference described above did not result in a significant modification, applicable U.S. Treasury regulations provide that an exchange of Old Bonds for Global Bonds also will be treated as a significant modification if the yield of the Global Bonds varies from the annual yield of the Old Bonds by more than five percent of the annual yield of the Old Bonds. The yield of the Global Bonds cannot be determined until the Global Bond Exchange Price and the exchange ratios have been determined. Thus, it cannot be determined as of the date of this prospectus supplement whether the yield of the Global Bonds will vary from the yield of the Old Bonds by an amount that, by itself, would cause the exchange for Global Bonds to be treated as a significant modification.

         Subject to the discussion of bearer debt above, you will recognize gain or loss on a Taxable Exchange of Old Bonds in an amount equal to the difference, if any, between your adjusted basis in those Old Bonds, after taking into account original issue discount, referred to as “OID”, that has accrued in the year of the exchange, if any, and the amount you realize on the exchange. The amount you realize will be equal to the sum of:

•	the issue price of the Global Bonds you receive in the exchange; and

•	the amount of any cash you receive as a result of rounding the aggregate principal amount of Global Bonds receivable downward to the nearest U.S.$1,000.

         Except to the extent attributable to accrued but unpaid interest or accrued market discount, gain or loss you recognize on a Taxable Exchange of Old Bonds which are not in the form of bearer debt will be capital gain or loss. That gain or loss will be long-term capital gain or loss if you held the Old Bonds for more than one year. Gain or loss attributable to accrued but unpaid interest and market discount will be taxed as ordinary income. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited. Any gain or loss you recognize on the exchange of Old Bonds generally will be treated as income from or loss allocable to sources within the United States for U.S. federal income tax purposes.

         Your basis in Global Bonds received in a Taxable Exchange will be equal to their issue price. The issue price of Global Bonds received in a Taxable Exchange will be determined in the manner described below.

         If a substantial amount of Global Bonds is issued for cash pursuant to the Invitation, the issue price per U.S.$1,000 principal amount of Global Bonds will be the first price at which a substantial amount of Global Bonds are sold to the public. If less than a substantial amount of Global Bonds is issued for cash pursuant to the Invitation but a substantial amount of Global Bonds is traded on an established securities market, the issue price of the Global Bonds will be their fair market value on the Settlement Date. A debt instrument is considered to be traded on an established securities market if, at any time during the 60-day period ending 30 days after the issue date of the debt instrument, the debt instrument appears on a system of general circulation, including computer listings disseminated to subscribing brokers, dealers or traders, that provides a reasonable basis to determine fair market value by disseminating either recent price quotations, including rates, yields or other price information, of one or more identified brokers, dealers to traders or actual prices, including rates, yields or other pricing information, of recent sales transactions (a “Quotation Medium”). The Republic anticipates that the Global Bonds will appear on such a Quotation Medium.

         The payment of cash as a result of rounding the principal amount of Global Bonds receivable downward will be treated as a payment in retirement of a portion of the Old Bonds. That retirement may result in gain or loss to you in an amount equal to the difference, if any, between your adjusted basis in the portion of the Old Bonds treated as retired and the cash you receive. The gain or loss on the portion of the Old Bonds treated as retired will be taxable as described above with respect to a Taxable Exchange.

         If the exchange of Old Bonds for Global Bonds did not result in a significant modification, you would not be required to recognize gain or loss on the exchange, except with respect to accrued interest and in connection with the receipt of cash as a result of rounding the aggregate principal amount of Global Bonds receivable downward. In addition, your basis in the Global Bonds would be the same as your basis in the Old Bonds immediately before the exchange, except that your basis would be reduced in respect of any cash paid as a result of rounding down the principal amount of Global Bonds. Your holding period for those Global Bonds would include the holding period of the exchanged Old Bonds. The issue price of Global Bonds you receive in such an exchange would be the same as the issue price of the Old Bonds exchanged therefor.

Exchange of Non-U.S. Dollar Old Bonds for Global Bonds

         The differences between the Old Bonds not denominated in U.S. dollars, referred to as “Non-U.S. Dollar Old Bonds”, and the Global Bonds should be economically significant. Therefore, subject to the discussion of bearer debt above, you will recognize gain or loss on a Taxable Exchange of Old Bonds in an amount equal to the difference, if any, between your adjusted basis, in U.S. dollars, in those Old Bonds, after taking into account OID that has accrued in the year of the exchange, if any, and the amount you realize on the exchange. The amount you realize will be equal to the sum of:

•	the issue price of the Global Bonds you receive in the exchange; and

•	the amount of any cash you receive as a result of rounding the aggregate principal amount of Global Bonds receivable downward to the nearest U.S.$1,000.

         Gain or loss you recognize on a Taxable Exchange of Old Bonds which are not in the form of bearer debt will be capital gain or loss, with two exceptions:

•	to the extent the gain represents market discount you have not previously included in gross income; or

•	to the extent the gain or loss is attributable to changes in exchange rates.

         Any gain attributable to market discount will be ordinary income, and any gain or loss attributable to changes in exchange rates will be ordinary gain or loss. Any capital gain or loss in respect of Old Bonds will be long-term capital gain or loss if you held those Old Bonds for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited. Any gain or loss you recognize on the exchange of Old Bonds generally will be treated as income from or loss allocable to sources within the United States for U.S. federal income tax purposes.

         To compute gain or loss attributable to changes in exchange rates with respect to the principal amount of a Non-U.S. Dollar Old Bond, you first must determine your purchase price for the Non-U.S. Dollar Old Bond in units of the non-U.S. currency in which the Old Bond is denominated. You then must subtract (1) the U.S. dollar value of that purchase price at the spot rate of exchange on the date you acquired such Bond, from (2) the U.S. dollar value of that purchase price at the spot rate of exchange on the date of the exchange.

         A special rule provides that the total amount of gain you recognize due to changes in exchange rates with respect to both principal and interest on a Non-U.S. Dollar Old Bond exchanged for a Global Bond will not exceed the total gain or loss you realize on such an exchange.

         Your basis in Global Bonds received in a Taxable Exchange will be equal to their issue price. The issue price of Global Bonds received in a Taxable Exchange will be determined in the manner described above under “—Exchange of U.S. Dollar Old Bonds for Global Bonds” above.

         You will treat the payment of cash as a result of rounding the principal amount of Global Bonds receivable downward as a payment in retirement of a portion of the Old Bonds. That retirement may result in gain or loss to you in an amount equal to the difference, if any, between your adjusted basis in the portion of the Old Bonds treated as retired and the cash received. The gain or loss on the portion of the Old Bonds treated as retired will be taxable as described above with respect to a Taxable Exchange.

Taxation of Global Bonds

Interest on the Global Bonds

         Interest on the Global Bonds will not be exempt from U.S. taxation generally. Except as described below under “—OID on the Global Bonds”, that interest will be taxable to you as ordinary income at the time it accrues or is received in accordance with your method of accounting for tax purposes.

         That interest will be treated as foreign source income and, subject to certain exceptions, will be treated as “passive income” or “financial services income” for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

         OID on the Global Bonds. The Republic anticipates that the Global Bonds will not be issued with OID. If Global Bonds are issued with OID (generally, the difference between the Global Bonds’ issue price and their principal amount), you generally will be required to include the OID in income over the term of the Global Bonds on an economic accrual basis.

         If you were required to include accrued OID in income with respect to Old Bonds, generally you will be required to continue to include OID in income as it accrues after the exchange of those bonds for Global Bonds if the exchange is not considered to be a Taxable Exchange. In that case, a payment under a Global Bond issued in exchange for a U.S. Dollar Old Bond may be treated partly as a payment of interest and OID and partly as a payment of principal. If you hold U.S. Dollar Old Bonds issued with OID and exchange them for Global Bonds, you should consult your tax advisors with regard to the treatment and the effect of those payments.

         Disposition of the Global Bonds. You generally will recognize gain or loss on the sale or retirement of Global Bonds equal to the difference between the amount you realize on that sale or retirement and your adjusted basis of the Global Bonds. Your basis in a Global Bond will be determined as discussed above under “United States Holders—Exchange of U.S. Dollar Old Bonds for Global Bonds”. Your basis will be adjusted to reflect any accrued OID and payments other than any payments of qualified stated interest, as defined in U.S. Treasury regulations, to the date of disposition. Your basis in a Global Bond issued pursuant to the Cash Offering will equal the amount you paid for the Global Bond.

         Except to the extent attributable to accrued market discount, gain or loss you recognize on the sale or retirement of Global Bonds will be capital gain or loss. That capital gain or loss will be long-term capital gain or loss if the Global Bonds were:

•	held for more than one year by that United States Holder; or

•	issued in exchange for Old Bonds in a transaction not treated as a Taxable Exchange and the aggregate period during which that United States Holder held either the Global Bonds or the Old Bonds exchanged for those Global Bonds exceeds one year.

         Those capital gains and losses will be taxable as described above under “—United States Holders—Exchange of U.S. Dollar Old Bonds for Global Bonds”.

Non-United States Holders

Exchange of Old Bonds for Global Bonds

Gain Generally

         Subject to the discussion of backup withholding below, if you are not a United States Holder, referred to as a “Non-United States Holder”, you will not be subject to U.S. federal income tax on any gain you realize on any Taxable Exchange of Old Bonds for Global Bonds, unless:

•	that gain or income is effectively connected with a trade or business you conduct within the United States; or

•	you are an individual and you are present in the United States for a total of 183 days or more during the taxable year in which that gain or income is realized and either:

–	that gain or income is attributable to an office or fixed place of business you maintained in the United States; or

–	you have a tax home in the United States.

Gain Characterized as Interest Income

         Subject to the discussion of backup withholding below, if you are a Non-U.S. Holder you will not be subject to U.S. federal income tax, including withholding tax, on income attributable to accrued but unpaid interest, accrued market discount or accrued OID unless:

•	you are an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the U.S. federal tax laws; or

•	you have an office or other fixed place of business in the United States to which the interest is attributable and the interest either:

–	is derived in the active conduct of a banking, financing or similar business within the United States; or

–	is received by a corporation the principal business of which is in trading stocks or securities for its own account and certain other conditions exist.

Taxation of Global Bonds

Interest on the Global Bonds

         Except as discussed above under “—Non-United States Holders—Exchange of Old Bonds for Global Bonds—Gain Characterized as Interest Income”, and subject to the discussion of backup withholding below, if you are a Non-United States Holder, you will not be subject to U.S. federal income tax, including withholding tax, on payments of interest or any accrual of OID on the Global Bonds.

Disposition of the Global Bonds

         Except as discussed above under “—Non-United States Holders—Exchange of Old Bonds for Global Bonds—Gain Generally” and subject to the discussion of backup withholding below, if you are a Non-United States Holder, you will not be subject to U.S. federal income tax on any capital gain realized on the sale or exchange of Global Bonds. To the extent gain is attributable to accrued but unpaid interest, see the discussion above under “—Non-United States Holders—Exchange of Old Bonds for Global Bonds—Gain Characterized as Interest Income”.

Estate Tax

         The Global Bonds will be treated as situated outside the United States for purposes of the U.S. federal estate tax. Thus, for purposes of that tax, the Global Bonds will not be included in the gross estate in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.

Backup Withholding and Information Reporting

         In general, information reporting requirements will apply to payments of principal of and interest on the Global Bonds to non-corporate United States Holders if those payments are made within the United States or are made by or through a custodian or nominee that is a United States Controlled Person, as defined below. Backup withholding tax will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns. Payments of principal and interest to beneficial owners who are Non-United States Holders generally will not be subject to information reporting and backup withholding, but those holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on United States Internal Revenue Service Form W-8BEN or otherwise establish an exemption.

         The payment of proceeds of a sale or redemption of Global Bonds effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a United States Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is a non-United States Holder (and has no actual knowledge or reason to know the contrary) or the holder or beneficial owner otherwise establishes an exemption.

         A payment to a foreign partnership is treated, with some exceptions, for backup withholding purposes as a payment directly to the partners, so that the partners are required to provide any required certifications. If you hold a global bond through a partnership or other pass-through entity, you should consult your own tax advisors regarding the application of these regulations to your situation.

         A “United States Controlled Person” is:

•	a United States person (as defined in the United States Treasury regulations);

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which United States persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

         ANY AMOUNTS WITHHELD UNDER THE BACKUP WITHHOLDING RULES FROM A PAYMENT TO A HOLDER OF A GLOBAL BOND GENERALLY WILL BE ALLOWED AS A REFUND OR A CREDIT AGAINST THE HOLDER’S UNITED STATES FEDERAL INCOME TAX LIABILITY AS LONG AS THE HOLDER PROVIDES THE REQUIRED INFORMATION TO THE INTERNAL REVENUE SERVICE.

JURISDICTIONAL RESTRICTIONS

           The distribution of the Global Bond Offering materials and the transactions contemplated by the Global Bond Offering materials may be restricted by law in certain jurisdictions. Persons into whose possession the Global Bond Offering materials come are required by the Republic to inform themselves of and to observe any of these restrictions.

•	The Global Bond Offering materials do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation.

•	In any jurisdiction in which the Global Bond Offering is required to be made by a licensed broker or dealer and in which the lead manager or any of its affiliates is so licensed, it shall be deemed to be made by the lead manager or such affiliate on behalf of the Republic.

Argentina

         The Global Bonds have not been registered with the Comisión Nacional de Valores and may not be offered or sold to the public in Argentina and neither the Global Bond Offering materials nor any other materials related to the Invitation or information contained therein relating to the Global Bonds may be released, issued or distributed or caused to be released, issued or distributed to the public in Argentina. The Global Bond Offering materials may not be publicly distributed in Argentina. Neither the Republic nor the Dealer Managers will solicit the public in Argentina in connection with the Global Bond Offering.

Australia

         This is not a prospectus, any other form of disclosure document or product disclosure statement within the meaning of the Corporations Act 2001 (Cth), and has not been lodged with the Australian Securities and Investments Commission.

         The Global Bonds are “financial products” for the purposes of the Corporations Act 2001 (Cth). The issue of the Global Bonds does not require the lodgement of statutory documents within Australia. The applicable provisions of the Corporations Act 2001 (Cth) must be complied with in respect of anything done in relation to the Global Bond Offering in, from or otherwise involving Australia.

         The Global Bonds are not guaranteed by the Commonwealth of Australia.

         WARNING TO AUSTRALIAN INVESTORS:

         No financial product advice is provided in the Invitation related to the issue of Global Bonds and nothing in the documentation should be taken to constitute a recommendation or statement of opinion that is intended to influence a person or persons in making a decision to invest in the issue of Global Bonds.

         The Invitation does not take into account the objectives, financial situation or needs of any particular person.

         Before acting on the information contained in the Invitation, or making a decision to invest in the issue of Global Bonds, investors should seek professional advice as to whether participation in the issue of Global Bonds is appropriate in light of their own circumstances.

Austria

         No Austrian prospectus has been deposited with Oesterreichische Kontrolibank AG, and the Global Bonds may not be publicly offered or sold in Austria. In addition, (a) no public offer of the Global Bonds is being made in Austria, (b) the Global Bond Offering is a private placement in Austria and (c) the offering of the Global Bonds is only made in Austria to persons who trade or invest in securities in the conduct of their trade, profession or occupation within the meaning of Section 3 para. 1 no. 11 of the Capital Markets Act of Austria.

Bahamas

         For assistance in connection with the Global Bond Offering, you may contact one of the Dealer Managers at the telephone numbers listed on the back cover page of this prospectus supplement. If you have any questions about the Global Bond Offering and/or doubts about its terms and conditions, you should consult with your stockbroker, bank manager, counsel and attorney, accountant or other financial adviser. Neither the Republic nor the Dealer Managers have expressed any opinion as to whether the terms of the Global Bond Offering are fair.

         You should be aware that:

•	we can give no assurance regarding the liquidity of the trading market for the Global Bonds,

•	the price at which the Global Bonds may trade in the secondary market is uncertain, and

•	the price of the Global Bonds, as well as the value of your overall investment, may go down as well as up.

         The Republic accepts responsibility for the information it has provided in this prospectus supplement. To the best of the knowledge and belief of the Republic (which has taken all reasonable care to ensure that such is the case), the information contained in the prospectus supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

         If you are a Bahamian resident, you are subject to Bahamian Exchange Control Regulations.

Bahrain

         The Bahrain Monetary Agency has neither reviewed this prospectus supplement nor approved the contents thereof.

Belgium

         The Global Bond Offering has not been notified to, and this prospectus supplement has not been approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-Financic-en Assurantiewezen). Accordingly, the Invitation may not be advertised, the Global Bond Offering materials may not be distributed, and the Global Bonds may not be offered or sold, in each case directly or indirectly, to any persons in Belgium other than the following, acting for their own account: (i) the Belgian State, Regions and Communities; (ii) the European Central Bank, the National Bank of Belgium, the Fonds des Rents/Rentefonds, the Fonds de Protection des dépôts et des instruments financiers/Beschermingsfonds voor deposito’s en financiële instrumenten and the Caisse des Dépôts et Consignations/Deposito en Consignatiekas; (iii) the Belgian and foreign credit institutions referred to in Article 1, paragraph 2 of the Belgian Act of 22 March 1993; (iv) the Belgian and foreign investment firms the normal activity of which consists in the rendering of professional investment services within the meaning of Article 46, 1° of the Belgian Act of 6 April 1995; (v) institutions for collective investment referred to in Book III of the Belgian Act of 4 December 1990 on financial transactions and financial markets and any other foreign institution for collective investment; (vi) insurance companies and institutions referred to in Article 2 §§ 1 and 3 of the Belgian Act of 9 July 1975 on the supervision of insurance companies; foreign insurance companies and pension funds which do not operate in Belgium; and Belgian and foreign reinsurance companies; (vii) capitalization companies referred to in the Belgian Royal Decree Nr. 43 of 15 December 1934 on the supervision of capitalization companies; (viii) holding companies referred to in the Belgian Royal Decree Nr. 64 of 10 November 1967 organizing the status of holding companies; and any other companies which main effective activity consists in the acquisition of securities representing the capital of other companies or that acquire securities which give the right to, or commit to, the subscription or acquisition of such securities; (ix) coordination centers referred to in the Belgian Royal Decree No. 187 of 30 December 1982 on the incorporation of co-ordination centers; (x) companies of which the financial instruments are admitted on a regulated market within the meaning of Article 1, § 3 of the Belgian Act of 6 April 1995, or on any other foreign market that has been recognized, is normally functioning and is accessible to the public, and the consolidated net assets of which are at least twenty five million euro; and (xi) companies, funds or similar entities constituted under foreign law the main activity of which is the investment in debt certificates or participations of institutions for collective investment and which finance such investments through the issuance in Belgium of securities offered only to persons and institutions referred to under (i) to (x) above or through the issuance of securities abroad.

Bermuda

         Investors deemed resident in Bermuda for exchange control purposes may require the approval of the Bermuda Monetary Authority prior to investing in the Global Bonds.

Brazil

         The Global Bonds may not be offered or sold to the public in Brazil. Accordingly, the Global Bond Offering has not been nor will it be registered with the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission) nor has it been submitted to the foregoing agency for approval. Documents relating to the Global Bond Offering, as well as the information contained therein, may not be supplied to the public in Brazil, as the offering of the Global Bonds pursuant to the Global Bond Offering is not a public offering of securities in Brazil, nor be used in connection with any offer for subscription or sale of Global Bonds to the public in Brazil.

Canada

Provinces

         The Invitation may only be made to investors located in the provinces of Ontario and Quebec.

Responsibility

         Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any dealer as to the accuracy or completeness of the information contained in the Invitation materials or any other information provided by the Republic in connection with the Global Bond Offering.

Representations of Participants

         Each Canadian investor who participates in the Invitation will be deemed to have represented to the Republic, the dealer managers and any dealer participating in the Invitation that: (i) the Invitation was made exclusively through the Invitation materials and was not made through an advertisement of the securities offered hereby in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada, (ii) where required by law, the investor is participating in the Invitation as principal for its own account and not as agent, and (iii) such investor, or where permitted by law any ultimate investor for which such investor is acting as agent, is entitled under applicable Canadian securities laws to participate in the Invitation without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of an investor located in Ontario, such investor, or any ultimate investor for which such investor is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 Exempt Distributions and is a person with which a dealer registered as an international dealer in Ontario may transact and (b) in the case of an investor located in Québec, such investor is a “sophisticated purchaser” within the meaning of sections 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

         Any discussion of taxation and related matters contained in the Invitation materials does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to participate in the Invitation. Canadian participants in the Invitation should consult their own legal and tax advisers with respect to the tax consequences of their participation in the Invitation or an investment in the new securities in their particular circumstances under relevant Canadian legislation and regulations.

Enforcement of Legal Rights

         The Republic is a foreign sovereign state. Therefore, it may not be possible for Canadian investors to effect service of process within Canada upon the Republic or to satisfy a judgment against the Republic in Canada or to enforce a judgment obtained in a Canadian court against the Republic.

Language of Documents

         Each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Rights of Action for Damages or Rescission—Ontario

         Securities legislation in Ontario provides that every purchaser of Global Bonds pursuant to this prospectus supplement shall have a statutory right of action for damages or rescission against the Republic in the event this prospectus supplement contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase Global Bonds offered by this prospectus supplement during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against the Republic shall have no right of action for damages. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right or remedy the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them. The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which the Republic may rely. As the Republic is a foreign sovereign state, the enforceability of these rights may be limited.

Colombia

         This prospectus supplement does not constitute and may not be used for, or in connection with a public offer as such procedure is defined under the laws of the Republic of Colombia, and shall be valid in Colombia only to the extent permitted by Colombian law. The Global Bonds have not been registered in the Republic of Colombia and may only be exchanged within the territory of the Republic of Colombia to the extent permitted by applicable law. The information contained in this prospectus supplement is provided only for assistance purposes and no representation or warranty is made as to the accuracy or completeness of the information contained herein.

         The Global Bonds have not been registered with the Colombian Superintendency of Securities (Superintendencia de Valores), and therefore they are not intended to be part of any public offer in Colombia as such term is defined by the Colombian Securities Market Law (Resolution 400 of 1995 issued by the Colombian Superintendency of Securities).

Denmark

         This prospectus supplement has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark. The Global Bonds have not been offered or sold and may not be offered, sold or delivered directly or indirectly in Denmark, unless in compliance with the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued pursuant to Chapter 12 of the Danish Act on Trading in Securities as amended from time to time.

Finland

         The Global Bonds may not be brought into general circulation, offered or sold, directly or indirectly, to any resident of the Republic of Finland or in the Republic of Finland, except pursuant to applicable Finnish laws and regulations and especially in compliance with the Finnish Securities Market Act (1989/495), as amended, and any regulation made thereunder, as supplemented and amended from time to time.

France

         The Global Bonds may not be offered or sold (including by way of exchange for Old Bonds) to the public in France and neither this prospectus supplement, which has not been submitted to the clearance procedure of the French authorities, nor any other offering material or information contained therein relating to the Global Bonds may be released, issued, or distributed or caused to be released, issued, or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription or sale of the Global Bonds (including any invitation to exchange, or exchange, of Old Bonds for Global Bonds) to the public in France. Any such offers, sales, exchanges and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) and/or (ii) a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Article L. 411-2 of the Code monétaire et financier and Décret no. 98-880 dated October 1, 1998, as modified. The Global Bonds may be resold only in compliance with Articles L. 411-1 et seq., L. 412-1 and L. 621-8 of the Code monétaire et financier.

Germany

         No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the Global Bonds, or distribution of a prospectus or any other offering material relating to the Global Bonds. In particular, no sales prospectus (Verkaufsprospekt) within the meaning of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of December 13, 1990, as amended, (the “German Sales Prospectus Act”) has been or will be published within the Federal Republic of Germany, nor has this prospectus supplement been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within the Federal Republic of Germany. Accordingly, any offer or sale of global bonds or any distribution of offering material within the Federal Republic of Germany may violate the provisions of the German Sales Prospectus Act.

Greece

         Neither the offering or sale of the Global Bonds nor this prospectus supplement has been submitted to the approval procedure of the Hellenic Capital Market Commission (“CMC”) provided by Presidential Decree 52/1992 and article 10 of Law 876/1979. Consequently, no advertisement of any kind, notifications, statements or other actions are permitted to be taken in the Hellenic Republic with a view to attracting the public therein to acquire any of the Global Bonds, including the distribution or delivery of this prospectus supplement. Persons into whose possession this prospectus supplement may come are required by the Republic and the Dealer Managers to inform themselves about and to observe any procedure and restrictions deriving from the application of these provisions.

Hong Kong

         With respect to persons in Hong Kong, the Global Bond Offering is only made to and is only capable of acceptance by persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

         The Dealer Managers and the Republic have agreed that they have not issued and will not issue any Global Bond Offering materials or advertisements relating to the Global Bonds in Hong Kong, unless if permitted to do so by the securities laws of Hong Kong, other than with respect to the Global Bonds which are intended to be disposed of only:

•	to persons outside of Hong Kong, or

•	to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Ireland

         The Global Bond Offering is not subject to the prospectus requirements under the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland or under the Companies Acts, 1963 to 2001 of Ireland and no registration of any prospectus or other offering material will be made in Ireland in relation to the Global Bond Offering.

         The Global Bond Offering is not available to individuals in Ireland, unless those individuals themselves provide investment business services or investment advice (each as defined in the Investment Intermediaries Act, 1995 (as amended) of Ireland) on a professional basis. Each of the Dealer Managers agrees not to make the Global Bond Offering into, or to distribute any prospectus, offering material or other advertisement connected with the Global Bond Offering, to any individual in Ireland, unless that individual himself or herself provides such investment business services or investment advice on a professional basis.

Italy

         The public will not be solicited in connection with the Global Bond Offering, and neither of the Dealer Managers will offer, sell or deliver any Global Bonds in Italy or distribute copies of this prospectus supplement, the accompanying prospectus or any offering documents relating to the Global Bonds in Italy.

Japan

         The Global Bonds have not been and will not be registered under the Securities and Exchange Law of Japan. The Global Bonds (or any beneficial interest therein) may not be transferred by any holder thereof in Japan to any other person unless such Global Bonds (or such beneficial interests therein) and all other Global Bonds (or beneficial interests therein) acquired by such holder are transferred in one lot to a single person, or to a non-resident of Japan (as defined in the Foreign Exchange and Foreign Trade Law of Japan).

Jersey

         No advice on the merits of the purchase, sale, subscription for or underwriting of any investment referred to or described in this prospectus supplement or the exercise of any rights conferred by any such investment is being given by the Republic or either of the Dealer Managers.

         The Global Bond Offering materials shall not be circulated in Jersey (or made available on a website accessible to residents of Jersey) unless an identical offer is, for the time being, being circulated in the United Kingdom without contravening the provisions of the Borrowing (Control and Guarantees) Act 1946 or the Financial Services and Markets Act 2000 or the Companies Act 1985 of the United Kingdom.

Luxembourg

         The Dealer Managers have represented and agreed that they will not publicly offer or sell any Global Bonds in the Grand Duchy of Luxembourg, except for Global Bonds listed on the Luxembourg Stock Exchange through such Exchange and for Global Bonds for which the requirement of Luxembourg law concerning public offerings of securities have been met.

Mexico

         The Global Bonds have not been registered with the National Registry of Securities of Mexico, which is maintained by the Mexican National Banking and Securities Commission, and may not be offered or sold publicly in Mexico. The Global Bond Offering materials may not be publicly distributed in Mexico.

The Netherlands

         The Global Bonds may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade. These include:

•	banks,

•	pension funds,

•	insurance companies,

•	securities intermediaries (including dealers and brokers), and

•	other institutional investors and commercial enterprises, which regularly, as an ancillary activity, invest in securities.

Norway

         The contents of this prospectus supplement have not been approved by or registered with the Oslo Stock Exchange or the Norwegian Company Registry, cf. the Norwegian Securities Trading Act Section 5-1. The Invitation may therefore not be directed to more than fifty persons resident in Norway.

Panama

         The Global Bonds have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No 1 of July 8, 1999 (the “Panamanian Securities Law”) and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law.

Peru

         The Global Bond Offering has not been registered in Registro Público del Mercado de Valores of the Comisión Nacional Supervisora de Empresas y Valores—CONASEV- and, therefore, the Global Bonds may not be offered or sold publicly in Peru.

Portugal

         The Global Bond Offering has not been registered with the Portuguese Stock Exchange Commission and, therefore, the Global Bonds may not be offered or sold publicly in Portugal. In addition, the Global Bond Offering materials may not be addressed to more than 200 persons resident in Portugal and may not be partially or totally preceded or executed with prospecting or marketing activities in Portugal. In addition the Global Bond Offering materials may not be publicly distributed in Portugal.

Singapore

         This prospectus supplement and the accompanying prospectus have not been registered with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Global Bonds may not be circulated or distributed, nor may the Global Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

South Korea

         None of the Global Bonds may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in the Republic of Korea (“Korea”) or to any resident of Korea except pursuant to applicable laws and regulations of Korea. For a period one year from the issue date of the Global Bonds, no holder of the Global Bonds who is in Korea or resident of Korea may transfer the Global Bonds in Korea or to any resident of Korea unless such transfer involves all of the Global Bonds held by it. In addition, no offer for the Old

Bonds in exchange for the Global Bonds may be made, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea

Spain

         The Global Bond Offering has not been registered with the National Commission for Securities Markets. Therefore, no Global Bonds may be offered, sold or delivered, nor any offer in respect of Brady Bonds be made, nor may any prospectus or any other offering or publicity material relating to the Global Bond Offering or the Global Bonds be distributed, in the Kingdom of Spain by the Republic, by the Dealer Managers or any other person on its or their behalf.

Sweden

         No offer for subscription or purchase or issue of an invitation to subscribe for or buy or sell Global Bonds or distribution of a draft or definitive document in relation to any such offer, invitation or sale in the Kingdom of Sweden may occur except in compliance with the laws of the Kingdom of Sweden.

Switzerland

         The Global Bond Offering is made in Switzerland on the basis of a private placement, not as a public offering. The Global Bonds will not be listed on the SWX Swiss Exchange. This prospectus supplement does not, therefore, constitute a prospectus within the meaning of Art. 625a or 1156 of the Swiss Federal Code of Obligations or Arts. 32 et seq. of the Listing Rules of the SWX Swiss Exchange.

Turkey

         The Global Bonds have not been registered with the Turkish Capital Market Board and therefore cannot be offered or sold publicly in Turkey. The Global Bond Offering materials, including the information contained in this prospectus supplement, may not be publicly distributed in Turkey, as the offering of the Global bonds is not a public offering of securities in Turkey.

United Arab Emirates

         The Global Bond Offering is not intended to constitute a public offer or a sale or delivery of Global Bonds in the U.A.E. No approval of the U.A.E. Central Bank is required or has been obtained for the Global Bond Offering. The Global Bonds have not been and will not be registered under U.A.E. Central Bank Circular 22/99 or Federal Law No. 4 of 2000 concerning the Emirates Securities and Commodities Authority and the Emirates Securities and Commodities Exchange, or with the U.A.E. Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other U.A.E. exchanges.

United Kingdom

         The applicable provisions of the Financial Services Act of 1986 must be complied with in respect of anything done in relation to the Global Bond Offering in, from or otherwise involving the United Kingdom.

VALIDITY OF THE GLOBAL BONDS

           The validity of the Global Bonds will be passed upon for the Republic by Ramos, Ferreira y Vera, S.C., Venezuelan counsel to the Republic, and by Arnold & Porter LLP, New York, New York, United States counsel to Venezuela, and for the Dealer Managers by Sullivan & Cromwell LLP, New

York, New York, United States counsel to the underwriter, and by d’Empaire, Reyna, Bermudez Abogados, Venezuelan counsel to the underwriter. As to all matters of Venezuelan law, Arnold & Porter LLP may rely on the opinion of Ramos, Ferreira y Vera, S.C. and Sullivan & Cromwell LLP may rely on the opinion of d’Empaire, Reyna, Bermudez Abogados. As to all matters of United States law, Ramos, Ferreira y Vera, S.C. may rely on the opinion of Arnold & Porter LLP and d’Empaire, Reyna, Bermudez Abogados may rely on the opinion of Sullivan & Cromwell LLP.

AUTHORIZED REPRESENTATIVE

           The authorized representative of the Republic in the United States of America is the Ambassador of the Bolivarian Republic of Venezuela to the United States of America, whose address is:

Embassy of Venezuela

1099 30th Street, N.W.
Washington, D.C. 20007

GENERAL INFORMATION

Due Authorization

         The creation and issuance of the Global Bonds was authorized pursuant to the Organic Law of the Financial Administration of the Public Sector, the Special Annual Indebtedness Law for Fiscal Year 2004, the approval of the Permanent Finance Committee of Venezuelan National Assembly No CPF Ext No 1260 dated September 19, 2004 and the approval of the Vice-President of the Republic in consultation with the Council of Ministers No 386 dated September 14, 2004. The execution of the Banco Central Undertaking is expected to be authorized by the Board of Directors of Banco Central prior to the Settlement Date.

Listing and Listing Agent

         Application has been made to list the Global Bonds on the Luxembourg Stock Exchange. The legal notice relating to the issue of the Global Bonds will be lodged with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés à Luxembourg). For so long as the Global Bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

         The Luxembourg listing agent, from whom copies of the Global Bond Offering materials may be obtained in Luxembourg, is J.P. Morgan Bank Luxembourg S.A., 5 rue Plaetis, L-2338 Luxembourg.

Litigation

         Except as described herein, or in, or incorporated by reference in, the accompanying prospectus, neither the Republic nor any governmental agency of the Republic is involved in any litigation or arbitration or administrative proceedings relative to claims or amounts that are material in the context of the issuance of the Global Bonds and that would materially and adversely affect the Republic’s ability to meet its obligations under the Global Bonds and the Fiscal Agency Agreement with respect to the Global Bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as the Republic is aware, threatened.

Documents Relating to the Global Bonds

         Copies of the Fiscal Agency Agreement and the form of Global Bonds may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the office of the Fiscal Agent specified on the back cover of this prospectus supplement.

Where You Can Find Additional Information

         The SEC maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC. Copies of reports and information filed with the SEC by the Republic, including its annual report on Form 18-K, will be available free of charge at the office of the Luxembourg listing agent.

Clearing

         The Global Bonds are expected to be accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg and the Common Code, ISIN and CUSIP No. will be published in the Announcement.

ANNEX A

Formula to price Global Bonds based on yield to maturity, including each Global Bond Exchange Price and the Global Bond New Issue Price

         Whenever in this prospectus supplement there is a reference to a price per U.S.$1,000 principal amount of Global Bonds intended to result in a specified yield to maturity on October 8, 2004 (the “Settlement Date”), that price will be determined in accordance with market convention pursuant to the following formula:

Definitions

PRICE	=	The price per U.S.$1,000 principal amount of the Global Bonds. PRICE will be rounded to the nearest cent, with U.S.$.005 to be taken as a full cent.
N	=	The number of remaining cash payment dates for the Global Bonds from (but excluding) the Settlement Date to (and including) the maturity date for Global Bonds.
CFi	=	The aggregate amount of cash per U.S.$1,000 principal amount scheduled to be paid in respect of the Global Bonds on the “ith” out of the N cash payment dates for Global Bonds. Scheduled payments of cash include interest and, on the maturity date for the security to be priced, principal.
YLD	=	Specified yield to maturity of the Global Bonds (expressed as a decimal number).
Di	=	The number of days from (and including) the Settlement Date to (but excluding) the “ith” out of the N remaining cash payment dates for Global Bonds. The number of days is computed using the 30/360 day count method.
/	=	Divide. The terms immediately to the left of the division symbol is divided by the term immediately to the right of the division symbol before any other addition or subtraction operations are performed.
Exp	=	Exponentiate. The term to the left of the exponentiation symbol is raised to the power indicated by the term to the right of the exponentiation symbol.
N Σ i=1	=	Summate. The term in the brackets to the right of the summation symbol is separately calculated “N” times (substituting for “i” in that term each whole number between 1 and N, inclusive), and the separate calculations are then added together.

Formula

PRICE	=	N Σ i=1	[	CFi (1 + YLD/2) exp (Di/180)	]

ANNEX B

Hypothetical Example

(Actual Percentages and Amounts will Differ)

Settlement Date	October 8, 2004
Maturity Date of New Global Bonds	October 8, 2014

		A Sample	A Sample
		FLIRB	DCB

1	Original Principal Amount of Old Bonds	$1,000.00	$1,000.00
2	Scaling Factor	0.23810	0.33333
1*2 = 3	Resulting Old Bond Price	$238.10	$333.33
4	Assumed Exchange Rate (vs. U.S. Dollar)	1.00	1.00
3*4	Resulting Old Bond Price in U.S. Dollar	$238.10	$333.33
5	Assumed Global Bond New Issue Spread	5.00%	5.00%
6	Assumed UST Benchmark Rate for Global Bonds	4.12%	4.12%
5+6	Resulting Global Bond New Issue Yield	9.12%	9.12%
7	Assumed Global Bond Coupon	9.00%	9.00%
8	Resulting Global Bond New Issue Price(a)	$992.24	$992.24
9	Assumed Global Bond Clearing Spread	5.10%	5.10%
6+9	Resulting Global Bond Exchange Yield	9.22%	9.22%
10	Resulting Global Bond Exchange Price(b)	$985.83	$985.83
3*4/10 = 11	Resulting Exchange Ratio	0.24152	0.33812
	Last Coupon Date	September 30, 2004	June 18, 2004
	6 Month Libor Rate(c)	2.0900%	1.8750%
	Resulting Interest Rate (Libor + 87.5bps)	2.9650%	2.7500%
	Accrued but Unpaid Interest to Settlement Date(d)	$0.16	$2.80

12	Assumed Total Principal Amount Exchanged	$1,000,000.00	$1,000,000.00
13	Resulting New Global Bond Offered in Exchange for Old Bonds(e)	$241,000.00	$338,000.00
(11*12-13)*8/1000	Resulting Cash Payment in respect of Rounded Amounts(f)	$518.32	$120.24

(a)	Equals present value of Global Bonds discounted at New Issue Yield and rounded to second decimal place.

(b)	Equals present value of Global Bonds discounted at Global Bond Exchange Yield and rounded to second decimal place.
(c)	The 6 Month Libor Rate for the FLIRBs reflects an assumed rate to be set on September 30, 2004 and the 6 Month Libor Rate for the DCBs reflects the actual rate as set on June 18, 2004.
(d)	Expressed per U.S.$1,000 Original Principal Amount. In addition to receiving Global Bonds, exchanging Bondholders will also receive accrued but unpaid interest on the Old Bonds to but excluding the Settlement Date.
(e)	Equals the Assumed Total Principal Amount Exchanged times the Resulting Exchange Ratio and rounded down to the nearest $1,000.
(f)	Equals the Assumed Total Principal Amount Exchanged times the Resulting Exchange Ratio minus Resulting New Global Bonds Offered in Exchange for Old Bonds times Resulting Global Bond New Issue Price as percentage of face value divided by $1,000.

BOLIVARIAN REPUBLIC OF VENEZUELA

U.S.$4,800,000,000

Debt Securities

The Bolivarian Republic of Venezuela, referred to in this document as Venezuela or the Republic, may offer up to U.S.$4,800,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities consisting of bonds, debentures and notes, referred to in this document as Debt Securities. Venezuela may, however, increase that aggregate principal amount if, in the future, Venezuela determines that it wishes to sell additional Debt Securities.

This prospectus is part of a registration statement that Venezuela filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. This means:

•	Venezuela may issue the Debt Securities covered by this prospectus from time to time;

•	Venezuela will provide a prospectus supplement each time it issues the Debt Securities; and

•	the prospectus supplement will provide specific information about the terms of that issuance and may also add, update or change information contained in this prospectus.

You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Venezuela may sell the Debt Securities through underwriters or dealers, through agents designated from time to time, or directly.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 2004.

Table of Contents

Official Statements	3
Enforcement of Civil Liabilities	3
Forward-Looking Statements	3
Use of Proceeds	5
About this Prospectus	5
Where You Can Find Additional Information	6
Description of the Debt Securities	7
Debt Record	15
Banco Central Undertaking	16
Plan of Distribution	17
Legal Matters	18
Authorized Representative	18

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Venezuela has not authorized anyone to provide you with different or additional information. Venezuela is not making an offer to sell these Debt Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of the respective documents. The information contained or incorporated by reference in this prospectus is qualified in its entirety by the supplementary information contained in any prospectus supplement.

Official Statements

Information in this prospectus or any prospectus supplement which is identified as being derived from a publication of, or supplied by, Venezuela or one of Venezuela’s agencies or instrumentalities, is included in such document on the authority of that publication as an official public document of the Bolivarian Republic of Venezuela. All other information included in this prospectus, any prospectus supplement and the registration statement of which this prospectus is a part, is included as a public official statement made on the authority of Tobías Nóbrega Suárez, Minister of Finance. Unless otherwise noted, information contained herein for the years 2001, 2002 and 2003 provided by Banco Central de Venezuela, Venezuela’s central bank, which is referred to in this document as Banco Central, is considered preliminary until Banco Central has published that information in its Annual Report of National Accounts for the year following the year to which the data relates.

Enforcement of Civil Liabilities

Venezuela is a foreign state. As a result, you may not be able to effect service of process within the United States against Venezuela or enforce against Venezuela judgments in the courts of the United States predicated on the civil liability provisions of the federal or state securities laws of the United States. Venezuela has agreed to submit to the jurisdiction of United States federal and New York state courts located in the Borough of Manhattan, New York, New York, the courts of England located in London and the courts of Venezuela located in Caracas, and has waived some immunities and defenses in actions that might be brought against Venezuela with respect to the Debt Securities. Under Venezuelan law, neither Venezuela nor any of Venezuela’s property have any immunity from the jurisdiction of any court or from set-off or any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution or otherwise), except that Venezuela, as well as Venezuela’s properties located in Venezuela, have immunity from set-off, attachment prior to judgment, attachment in aid of execution of judgment and execution of a judgment in actions and proceedings in Venezuela.

Forward-Looking Statements

This prospectus, any prospectus supplement and any documents incorporated by reference in this prospectus and any prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Venezuela’s beliefs and expectations, are forward-looking statements. Specifically, words such as “anticipates”, “estimates”, “expects”, “intends”, “plans”, “seeks”, “believes” and “will”, and words and terms of similar substance used in connection with any discussion of future economic, social or political developments, identify forward-looking statements. These statements are based on current plans, objectives, estimates and projections and you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Venezuela undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements include, but are not limited to:

•	Venezuela’s statements regarding its prospects for political stability;

•	Venezuela’s plans with respect to the implementation of its economic plan;

•	Venezuela’s outlook for inflation, interest rates and the fiscal accounts; and

•	Venezuela’s success in the development of the non-petroleum sectors of the economy.

Forward-looking statements involve inherent risks. Venezuela cautions you that many factors could affect the future performance of the Venezuelan economy. These factors include, but are not limited to:

External factors, such as:

•	higher international interest rates, which could increase Venezuela’s debt service requirements and require a shift in budgetary expenditures toward additional debt service;

•	lower oil prices, which could decrease Venezuela’s fiscal and foreign exchange revenues and could negatively affect Venezuela’s tax receipts, the balance of payments and the level of international reserves;

•	recession or low growth in Venezuela’s trading partners, which could lead to fewer exports from Venezuela and, therefore, affect Venezuela’s growth;

•	damage to the international capital markets for emerging markets issuers caused by economic conditions in other emerging markets, which could affect Venezuela’s ability to engage in planned borrowing;

•	changes in import tariffs and exchange rates of other countries, which could harm Venezuelan exporters and, as a consequence, have a negative impact on the growth of Venezuela’s economy;

•	changes in the international prices of commodities; and

•	the decisions of international financial institutions, such as the International Monetary Fund, referred to as the IMF, the Inter-American Development Bank, referred to as the IADB, Corporación Andina de Fomento, referred to as the CAF and the International Bank for Reconstruction and Development, referred to as the World Bank, regarding the terms of their financial assistance to the Republic.

Internal factors, such as:

•	continued political instability, including further developments and events with respect to the referendum being proposed by the political opposition to President Chávez;

•	the ability of Petróleos de Venezuela, S.A., referred to as PDVSA, the government-owned oil company, to sustain normalized production levels following its virtual shutdown during the general strikes from December 2, 2002 through February 3, 2003;

•	the effect of the Venezuelan Government’s exchange control regime on the ability of domestic and international businesses to obtain foreign currency to pay for imported goods and raw materials, as well as Venezuela’s ability to attract foreign investment;

•	the Venezuelan Government’s ability to pass legislation in support of Venezuela’s economic plan, as well as public support for legislation that has been enacted as part of Venezuela’s economic plan;

•	the effectiveness of the Venezuelan Government’s economic plan, including its institution of exchange and price controls in February 2003;

•	the stability of the banking system;

•	the continuing political and economic impact of Venezuela’s new Constitution, which was enacted in 1999;

•	general economic and business conditions in Venezuela, including a decline in foreign direct and portfolio investment, high domestic inflation, high domestic interest rates and increased unemployment, each of which could lead to lower levels of growth, lower international reserves and diminished access of both the government and Venezuelan businesses to international capital markets;

•	foreign currency reserves; and

•	the level of domestic debt.

Use of Proceeds

Unless otherwise specified in the applicable prospectus supplement, Venezuela will use the net proceeds from the sale of the Debt Securities for general purposes, including the refinancing of Venezuela’s domestic and external indebtedness. Such refinancings may be effectuated through the acquisition of outstanding Debt Securities through open-market purchase, tender or exchange, subject to certain conditions.

About this Prospectus

This prospectus is part of a registration statement that Venezuela filed with the U.S. Securities and Exchange Commission, or SEC, under a “shelf” registration process. Under this shelf process, Venezuela may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total US dollar equivalent amount of U.S.$4,800,000,000. This prospectus provides you with basic information about Venezuela and a general description of the debt securities Venezuela may offer. Each time Venezuela sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Venezuela, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

Where You Can Find Additional Information

Venezuela files Annual Reports with the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Venezuela and may be accompanied by exhibits. You may read and copy any document Venezuela files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Rooms. These documents and the Republic’s future filings with the SEC will be, available through the SEC’s Internet site at http://www.sec.gov.

The SEC allows Venezuela to “incorporate by reference” the information Venezuela files with it. This means that Venezuela can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Venezuela incorporates by reference each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/ A (including all exhibits), filed with the SEC by Venezuela on or subsequent to the date of this prospectus until it sells all of the debt securities covered by this prospectus. Each time Venezuela files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents. You may request a free copy of the Annual Reports, amendments to the Annual Reports and other information mentioned above by writing or calling Venezuela at:

Ministerio de Finanzas

Avenida Urdaneta, Esquina de Carmelitas
Edificio Sede del Ministerio de Finanzas
Piso 9
Caracas, Venezuela
Atencion: (i) Jefe de la Oficina Nacional de Credito Publico
(ii) Director de Administracion de la Deuda
telephone: 58-212-802-1880
facsimile: 58-212-802-1893

Unless otherwise specified or the context requires, references to “dollars”, ‘$”, “U.S.$”, “US$”, “US dollars” and “U.S. dollars” are to United States dollars, references to “Bolívares” and “Bs.” are to Venezuelan Bolívares, references to “Euro”, “EUR” and “€” are to the lawful currency of the European Union, references to “¥” are to Japanese yen and references to “bpd” are to barrels per day. As used in this prospectus, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. Historical amounts translated into Bolívares or U.S. dollars have been converted at historical rates of exchange, unless otherwise stated. Unless otherwise noted herein, all references to Venezuelan Bolívares refer to nominal Bolívares.

Certain amounts that appear in this prospectus or any prospectus supplement may not sum because of rounding adjustments.

Description of the Debt Securities

This prospectus provides you with a general description of the securities that Venezuela may offer. Each time Venezuela sells securities, Venezuela will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

Venezuela will issue the Debt Securities under a fiscal agency agreement, dated July 25, 2001, by and among Venezuela, Banco Central, Deutsche Bank AG and Deutsche Bank Trust Company Americas, formerly named Bankers Trust Company. This fiscal agency agreement has been amended to provide for the issuance of Debt Securities containing the collective action clauses described in ‘—Meetings and Amendments— Approval (Collective Action Securities)”. The fiscal agency agreement, together with the amendment thereto, are referred to in this document as the Fiscal Agency Agreement. Venezuela may replace the fiscal agent at any time. The fiscal agent is not a trustee and does not have the same responsibilities or the same duties a trustee would have toward the holder of the Debt Securities. Venezuela may maintain deposit accounts and conduct other ordinary banking transactions with the fiscal agent.

The following description is a summary of the material provisions of the Debt Securities and the Fiscal Agency Agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in these Debt Securities. Therefore, you should read the Fiscal Agency Agreement and the form of the Debt Securities in making your decision on whether to invest in the Debt Securities. Venezuela has filed a copy of these documents with the SEC and at the office of the fiscal agent.

General Terms

The prospectus supplement relating to any series of Debt Securities offered will include specific terms relating to the Debt Securities. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the Debt Securities bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Venezuela to redeem the Debt Securities at Venezuela’s option;

•	any provisions that entitle you to early repayment at your option;

•	the currency or currencies that you may use to purchase the Debt Securities and that Venezuela may use to pay principal, any premium and interest;

•	the form of debt security-global or certificated and registered or bearer;

•	any index Venezuela will use to determine the amount of principal, any premium and interest payment; and

•	any other terms of the Debt Securities that do not conflict with the provisions of the Fiscal Agency Agreement.

Venezuela may issue Debt Securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any Debt Security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible Debt Security.

Venezuela may issue Debt Securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Venezuela will describe the United States federal income tax consequences and any other relevant considerations in the applicable prospectus supplement for any issuance of debt securities.

Nature of Obligation

The Debt Securities will be the general, direct, unconditional, unsecured and unsubordinated obligations of Venezuela. The Debt Securities will rank equally in right of payment among themselves and with all of Venezuela’s other unsecured and unsubordinated external indebtedness. Venezuela has pledged Venezuela’s full faith and credit for the payment of all amounts on the Debt Securities.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Venezuela will issue Debt Securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Payment of Principal and Interest

Venezuela will make payments on global Debt Securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders.

Venezuela will make payments on registered certificated debt securities on the specified payment dates to the registered holders of the Debt Securities. Venezuela will make payments of interest by check mailed to the registered holders of the Debt Securities at their registered addresses.

Any money that Venezuela pays to the fiscal agent for payment on any Debt Security that remains unclaimed for two years will be returned to Venezuela. Afterwards, the holder of such Debt Security may look only to Venezuela for payment.

Additional Amounts

Venezuela will make all principal and interest payments on the Debt Securities without deducting or withholding any present or future Venezuelan taxes, unless the deduction or withholding is required by law. In the event that Venezuela is required to make any deductions, it will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction.

Venezuela will not, however, pay any additional amounts in connection with any tax, assessment or other Governmental charge that is:

•	imposed on or measured by a holder’s income or assets by the jurisdiction in which the holder is incorporated;

•	imposed on or measured by a holder’s income or assets by any jurisdiction in which the holder has a principal place of business, resides or is otherwise deemed to be doing business or maintaining a permanent establishment under any income tax treaty; or

•	imposed on a holder by any jurisdiction outside of Venezuela for any reason except as a result of Venezuela’s action.

Redemption and Repurchase

Unless otherwise provided in the prospectus supplement for an offering, the Debt Securities will not be redeemable prior to maturity at Venezuela’s option or repayable before maturity at the option of the holders. Nevertheless, Venezuela may at any time purchase the Debt Securities in the open market or otherwise and hold or resell them or surrender them to the fiscal agent for cancellation.

Negative Pledge

Venezuela agrees that, after any Debt Security has been issued and for so long as that Debt Security remains outstanding, if any lien on oil or accounts receivable on oil (other than a lien Venezuela is permitted to create as described below) is created by Venezuela, Banco Central or any other Governmental agency, after the date of issuance of that Debt Security, to secure any of Venezuela’s external public debt, Venezuela will cause such lien to equally and ratably secure Venezuela’s obligations under that Debt Security.

For the purposes of this agreement regarding Venezuela’s liens:

“lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance on any asset or revenues of any kind;

“oil” means hydrocarbons and their products and derivatives produced in Venezuela but excludes Orimulsion®, products derived from Orimulsion®, natural gas, coal and petrochemicals; and

“external public debt” means Venezuela’s debt or any of a number of specified Venezuelan public sector entities which is denominated or payable in a foreign currency.

Important exceptions apply in some cases. Venezuela is permitted to create a lien if:

•	at the time the lien is created, no default in the payment of amounts owed under the Debt Securities or the bonds Venezuela issued to implement the 1990 Financing Plan exists (unless the proceeds of the financing secured by the lien are used to make or secure on a ratable basis amounts due on the Debt Securities); and

•	operating reserves maintained by Banco Central (as certified by Banco Central) are greater than the sum of (a) two months of imports into Venezuela of goods and services (including interest payments with respect to Venezuela’s external public debt) and (b) two months of principal payments with respect to the 1990 Financing Plan bonds and any other external public debt held by commercial banking institutions (measured in each case on the basis of imports and interest and principal payments during the preceding six months); and

•	the aggregate principal amount of all external public debt secured by liens on oil or accounts receivables on oil (including the external public debt to be secured by the new lien and other external public debt to be simultaneously secured by liens on oil or accounts receivable on oil)

paid, due or scheduled to fall due in the current calendar year, and the aggregate outstanding principal amount of all such external public debt scheduled to fall due in each subsequent calendar year, is in each such year less than an amount equivalent to 17.5% of the aggregate revenues from the export of oil during the 12-month period preceding the creation of the new lien (Banco Central will certify the amount of such external public debt and Venezuela will certify the amount of such revenues); and

•	the aggregate outstanding principal amount of all external public debt secured by liens on oil or accounts receivable on oil (including the external public debt to be secured by the new lien and other external debt to be secured by liens on oil or accounts receivable on oil) is less than an amount equivalent to 55% of the aggregate revenues from the export of oil during the 12-month period preceding the creation of the new lien (Banco Central will certify the amount of such external public debt and Venezuela will certify the amount of such revenues); or

•	the lien arises pursuant to an order of attachment, distraint or similar legal process and the execution or enforcement of the lien is effectively stayed, the related claims are being contested in good faith and the lien is released or discharged within one year of its imposition; or

•	the lien arises by operation of law (and not pursuant to any agreement) and has not been foreclosed or otherwise enforced against the oil or accounts receivable on oil to which the lien applies.

Default and Acceleration of Maturity

Each of the following is an event of default under a series of Debt Securities:

Non-Payment: Venezuela fails to pay any principal, premium, if any, or interest on any Debt Security of that series within 30 days of when the payment was due; or

Breach of Other Obligations: Venezuela fails to perform any other material obligation contained in the Debt Securities of that series or the Fiscal Agency Agreement and that failure continues for 90 days after any holder of the Debt Securities of that series gives written notice to Venezuela at the specified office of the fiscal agent; or

Breaches of Remittance Obligations by Banco Central: (i) Banco Central fails to remit U.S. dollars for principal and interest payments on the Debt Securities after receipt of payment from Venezuela of the corresponding amount of Bolívares or (ii) Banco Central withdraws any amount held on deposit with any holder or the fiscal agent after the holder or the fiscal agent has given notice to Banco Central that it intends to set off the missed payment from the deposited amount; and the failure continues for 30 days after written notice is given to Venezuela or Banco Central by the fiscal agent or given by any holder at the specified office of the fiscal agent; or

Breaches of Other Obligations by Banco Central: Banco Central fails to perform any obligation under the Banco Central Undertaking (other than those described above) and the failure continues for 90 days after written notice is given to Venezuela or Banco Central by any holder at the specified office of the fiscal agent; or

Acceleration of Payment on any Debt Obligation: As a result of any default or event of default related to any securities or other instruments of a type offered in the capital markets denominated or payable in a currency other than Bolívares, other than the Debt Securities, any holder accelerates or declares the debt obligation to be due and payable prior to the date of its stated maturity; or

Moratorium on, or Failure to Perform, Obligations: Venezuela or Banco Central either declares a moratorium on, or fails generally to pay or perform, Venezuela’s obligations under any securities or other instruments of a type offered in the capital markets denominated or payable in a currency other than Bolívares; or

Judgment Against Venezuela or Banco Central: A final judgment, decree or order by a court of competent jurisdiction for the payment of money in an amount greater than U.S.$100,000,000 has been entered against Venezuela or Banco Central and 30 days have passed without it being satisfied or stayed and such judgement decree or order cannot be appealed; or

IMF Membership: Venezuela ceases to be a member of the IMF or ceases to be eligible to use the general resources of the IMF; or

Validity of Debt Securities Contested: The validity of the Debt Securities or the Fiscal Agency Agreement is contested by Venezuela, Banco Central, any legislative, executive or judicial body or official of Venezuela, or any official action taken by Venezuela renders any provision of the Debt Securities or the Fiscal Agency Agreement invalid or unenforceable; or

Expiration of Authority: Any authority required for Venezuela or Banco Central to perform Venezuela’s obligations under the Debt Securities or the Fiscal Agency Agreement that ceases to remain in full force or is modified so that it can be reasonably expected to adversely affect any rights or claims of the holders of Debt Securities.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding Debt Securities of the affected series may declare all the Debt Securities of that series to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant Debt Securities will become immediately due and payable without the holder’s further action of any kind. Venezuela expressly waives any further required action. The fiscal agent will give notice of the declaration to Venezuela and the holders of Debt Securities. The holders of more than 50% of the aggregate outstanding principal amount of the relevant series of Debt Securities (or such other percentage required at a meeting held in the manner described below) may rescind a declaration of acceleration if Venezuela remedies the event or events of default giving rise to the declaration after the declaration is made. In order to rescind a declaration of acceleration in these circumstances, holders may do so by written consent delivered to Venezuela at the office of the fiscal agent.

Meetings and Amendments

General

Venezuela may call a meeting of the holders of Debt Securities of any series at any time. Venezuela will determine the time and place of the meeting. Venezuela will give the holders not less than 30 or more than 60 days’ prior notice of each meeting (except that, in the case of any meeting adjourned due to lack of a quorum, Venezuela will give not less than 10 or more than 60 days’ prior notice to reconvene the adjourned meeting). The notice of each meeting will state:

•	the time and the place of the meeting; and

•	in general terms, the action proposed to be taken at the meeting.

If an event of default relating to the Debt Securities of a series has occurred and is continuing, the fiscal agent will call a meeting of the holders of Debt Securities of a particular series if the holders of at least 10% in aggregate Outstanding principal amount of the Debt Securities of such series have delivered a written request to the fiscal agent setting forth the action they propose to take.

To be entitled to vote at any meeting, a person must be:

•	a holder of outstanding Debt Securities of the relevant series; or

•	a person duly appointed in writing as a proxy for a holder.

The persons entitled to vote more than 50% of the aggregate Outstanding principal amount of the Debt Securities of a series will constitute a quorum, except in the event of a meeting that has been adjourned for lack of a quorum and properly reconvened, in which case 35% of the aggregate Outstanding principal amount of the Debt Securities of the series will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

Approval

The following description does not apply to any series of Debt Securities that has been designated Collective Action Securities. See “—Approval (Collective Action Securities)” below for a description of the corresponding terms and conditions applicable to Debt Securities that have been designated Collective Action Securities.

Venezuela and the fiscal agent may modify, amend or supplement the terms of Debt Securities of any series and the Fiscal Agency Agreement as it relates to those securities, or the holders may take any action provided by the Fiscal Agency Agreement or the terms of their Debt Securities with:

•	the approval of the holders of either a majority in aggregate Outstanding principal amount of the Debt Securities of that series or not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of that series that are represented at a meeting of holders, whichever is less; or

•	the written consent of the holders of not less than a majority in aggregate Outstanding principal amount of the Debt Securities of the relevant series.

However, each holder of a Debt Security of a particular series must consent to any amendment, modification or change that would:

•	change the due date for the payment of principal, any premium, or any interest on the Debt Securities;

•	reduce the principal amount of the Debt Securities;

•	reduce the portion of the principal amount of the Debt Securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the Debt Securities or any premium payable upon redemption of the Debt Securities;

•	change the currency or place of payment of principal of or any premium or interest on the Debt Securities;

•	permit early redemption of the Debt Securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified;

•	reduce the percentage of principal amount of the holders of the Debt Securities whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the debt securities or to take any other action; or

•	change Venezuela’s obligation to pay additional amounts.

Approval (Collective Action Securities)

The following description applies only to series of Debt Securities that have been designated Collective Action Securities.

Venezuela and the fiscal agent may modify, amend or supplement the terms of Debt Securities of any series and the Fiscal Agency Agreement as it relates to those securities, or the holders may take any action provided by the Fiscal Agency Agreement or the terms of their Debt Securities with:

•	the affirmative vote, in person or by proxy, of the holders of not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of that series that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of the relevant series.

However, without the consent or affirmative vote, in person or by proxy, of holders of at least 85% in aggregate Outstanding principal amount of the Debt Securities of a particular series, no amendment, modification or change may be made that would:

•	change the due date for the payment of principal, any premium, or any interest on the Debt Securities;

•	reduce the principal amount of the Debt Securities;

•	reduce the portion of the principal amount of the Debt Securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the Debt Securities or any premium payable upon redemption of the Debt Securities;

•	change the currency or place of payment of principal of or any premium or interest on the Debt Securities;

•	permit early redemption of the Debt Securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified;

•	reduce the proportion of principal amount of the holders of the Debt Securities whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the debt securities or to take any other action;

•	change Venezuela’s obligation to pay additional amounts;

•	change the definition of “Outstanding” with respect to the Debt Securities;

•	change the governing law provision of the Debt Securities;

•	change the Republic’s appointment of an agent for service of process or its agreement not to claim and to waive irrevocably any immunity in respect of any actions or proceedings based on the Debt Securities;

•	change the ranking of the Debt Securities as described under the heading “—Nature of Obligation”; or

•	in connection with any offer to acquire Debt Securities in exchange for cash or new securities of the Republic or any of its political subdivisions or instrumentalities, change any event of default under the Debt Securities.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the Debt Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 85% of the aggregate principal amount of the Outstanding Debt Securities of that series) agree to the change.

For purposes of determining whether the required percentage of holders of the Debt Securities of a series is present at a meeting for quorum purposes or has approved any amendment, modification or change to, or waiver of, the Debt Securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the Debt Securities of a series, Debt Securities owned, directly or indirectly, by Venezuela or any public sector instrumentality of Venezuela will be disregarded and deemed not to be “Outstanding.” In determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only Debt Securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the federal government of Venezuela or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Venezuela or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Certain Amendments Not Requiring Holder Consent

Venezuela and the fiscal agent may, without the vote or consent of any holder of Debt Securities of a series, amend the Fiscal Agency Agreement or the Debt Securities of that series for the purpose of:

•	adding to Venezuela’s covenants for the benefit of the holders;

•	surrendering any of Venezuela’s rights or powers;

•	providing collateral for the Debt Securities;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or the Debt Securities; or

•	changing the terms and conditions of the Fiscal Agency Agreement or the Debt Securities in any manner which Venezuela and the fiscal agent may determine and which is not inconsistent with the Debt Securities and will not materially adversely affect the interests of the holders of the Debt Securities.

Collective Action Securities

The Republic may designate a particular series of Debt Securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Description of the Debt Securities” in this document, except that such Collective Action Securities will contain the provisions regarding amendments, modifications, changes and waivers described under the heading “—Meetings and Amendments— Approval (Collective Action Securities)” above instead of the provisions described under the heading “—Meetings and Amendments— Approval”.

Debt Record

Over the past 40 years, despite the debt crisis that prompted the restructuring of its commercial bank debt, Venezuela has paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly issued bonds and notes in the international capital markets.

Banco Central Undertaking

The description of the Banco Central Undertaking in this section is a summary and is not complete. Because it is only a summary, the description may not contain information that is important to you as a potential investor. Therefore, you should read the Banco Central Undertaking in making your decision on whether to invest in the Debt Securities. A form of the Banco Central Undertaking relating to the Debt Securities has been filed with the SEC and the fiscal agent.

Venezuela has irrevocably and unconditionally agreed that each payment to be made by Venezuela under the Debt Securities shall be effected through Banco Central under an agreement referred to as the Banco Central Undertaking. For that purpose, Venezuela has instructed Banco Central to:

•	execute and deliver an undertaking in favor of the fiscal agent, each paying agent and the holders of each series of Debt Securities; and

•	in accordance with the terms of that undertaking, remit U.S. dollars in the amount of each payment of principal and interest on the Debt Securities at the time and place designated for the Debt Securities.

In conjunction with the Banco Central Undertaking, Venezuela has irrevocably and unconditionally agreed to:

•	deposit at Banco Central the Bolívares required for each payment prior to the date such payment is required to be made; and

•	deliver in a timely fashion to Banco Central the authorizations necessary for it to effect the required conversions of Bolívares into U.S. dollars.

Venezuela has agreed that Venezuela’s deposit of funds with Banco Central shall not be deemed to constitute payment to any holder of such series of Debt Securities of any amount payable to such holder. The law of the State of New York will govern each Banco Central Undertaking.

Once Venezuela deposits with Banco Central the Bolívares required for a payment due under the Debt Securities and provides Banco Central with the authorizations necessary for it to convert the Bolívares into U.S. dollars, Banco Central will have a separate and independent obligation to remit U.S. dollars to the fiscal agent for payment to the holders of the Debt Securities. However, Banco Central is not required to convert Bolívares to U.S. dollars if by doing so Banco Central would breach its obligation under Article 113 of the law of Banco Central (Ley del Banco Central de Venezuela), as published in Official Gazette number 5,606 on October 18, 2002, to provide the foreign currency demanded by PDVSA to meet its needs for U.S. dollars in accordance with the foreign exchange budget prepared by PDVSA.

Banco Central has agreed that any legal proceeding against it or its properties, assets or revenues in connection with a Banco Central Undertaking may be brought exclusively in: the Supreme Court of the State of New York, County of New York; the United States District Court for the Southern District of New York; the High Court of Justice, England, the courts of Venezuela that sit in Caracas and, only in special circumstances described in the Banco Central Undertaking, in another court that has jurisdiction or is otherwise competent to hear and determine the legal proceeding. Banco Central has irrevocably waived any objection which it now has or may later acquire to the laying of venue in any of these courts and has also waived (to the extent it is permitted to do so by applicable law) any right to claim that any of these courts is an inconvenient forum.

Banco Central has agreed to waive and not claim any immunity from suit, from jurisdiction of the court and from any other legal or judicial process or remedy, to which Banco Central or its revenues, assets or properties are entitled, in any legal proceeding in one of the courts specified above with respect to a Banco Central Undertaking, including immunity from post-judgment attachment and execution (but not from pre-judgment attachment and except for certain processes and remedies more fully described in the Banco Central Undertaking).

Plan of Distribution

Venezuela may sell the Debt Securities through underwriters or dealers, directly to one or more purchasers or through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to Venezuela from the sale;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters are used in the sale of any securities, the underwriters will purchase the securities for their own accounts and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The underwriting compensation under this shelf will not exceed 8%.

Venezuela may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discount or commission received by them from Venezuela and any profit realized on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. The related prospectus supplements will identify any of these underwriters or agents and will describe any compensation received from Venezuela.

Venezuela may also sell the securities directly to the public or through agents designated by Venezuela from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Venezuela may pay to these agents. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a best efforts basis for the period of its appointment.

Venezuela may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Venezuela under delayed delivery contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Venezuela may offer the securities of any series to present holders of Venezuela’s other outstanding securities as consideration for the purchase or exchange by Venezuela of these other outstanding securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This type of offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Venezuela may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Venezuela in the ordinary course of business.

Legal Matters

The validity of the securities of each series will be passed upon by Ramos, Ferreira y Vera, S.C., A.P. 1297-Carmelitas, Caracas, 1010-A, Venezuela, the Republic’s Venezuelan counsel, and by Arnold & Porter LLP, 399 Park Avenue, New York, New York 10022, the Republic’s United States counsel. The validity of the securities of each series will be passed upon on behalf of any agents or underwriters by counsel named in the applicable prospectus supplement.

As to all matters of Venezuelan law, Arnold & Porter LLP will assume and may rely on the correctness of the opinion of Ramos, Ferreira y Vera, S.C. As to all matters of United States law, Ramos, Ferreira y Vera, S.C. will assume the correctness of the opinion of Arnold & Porter LLP.

Authorized Representative

The authorized representative of Venezuela in the United States is Bernardo Alvarez Herrera, the Ambassador of the Bolivarian Republic of Venezuela to the United States, Embassy of Venezuela, 1099 30th Street, N.W., Washington, D.C. 20007.

BOLIVARIAN REPUBLIC OF VENEZUELA

Ministerio de Finanzas de la República Bolivariana de Venezuela

Oficina Nacional de Crédito Público
Avenida Urdaneta
Edificio del Ministerio de Finanzas
Caracas, Venezuela

DEALER MANAGERS

Barclays Capital Inc.	Merrill Lynch & Co.
200 Park Avenue, 5th Floor	4 World Financial Center
New York, New York 10166	250 Vesey Street
United States of America	New York, New York 10080 United States of America

EXCHANGE AGENT	LUXEMBOURG EXCHANGE AGENT
JPMorgan Chase Bank	J.P. Morgan Bank Luxembourg S.A.
London Branch	5 rue Plaetis
Trinity Tower	L-2338 Luxembourg
9 Thomas More Street, Floor 7
London, E1W 1YT

LEGAL ADVISORS TO THE REPUBLIC

As to United States law:	As to Venezuelan law:
Arnold & Porter LLP	Ramos, Ferreira y Vera, S.C.
399 Park Avenue	Edifico Torreon, Piso 11
New York, New York 10022	Avenida Veracruz
United States of America	Urb. Las Mercedes
Caracas, Venezuela

LEGAL ADVISORS TO THE DEALER MANAGERS

As to United States law:	As to Venezuelan law:
Sullivan & Cromwell LLP	d’Empaire, Reyna, Bermudez Abogados
125 Broad Street	Edificio Bancaracas, PH
New York, New York 10004	Plaza La Castellana
United States of America	Caracas, Venezuela

FISCAL AGENT AND PAYING AGENT	LUXEMBOURG PAYING AND TRANSFER AGENT
JPMorgan Chase Bank	J.P. Morgan Bank Luxembourg S.A.
4 New York Plaza, 15th Floor	5 rue Plaetis
New York, New York 10004	L-2338 Luxembourg
United States of America

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale Luxembourg S.A.
69, route d’Esch
L-2953 Luxembourg

The exchange agent for the Invitation is:

JPMorgan Chase Bank

Attention: Exchange Agent: Bolivarian Republic of Venezuela
Facsimile: +44-1202-32-2494
Telephone: +44-1202-32-3813 or +44-1202-34-1260

The Luxembourg exchange agent for the Invitation is:

J.P. Morgan Bank Luxembourg S.A.

Attention: ITS Operation/ Bolivarian Republic of Venezuela
Facsimile: +352-46268-5804
Telephone: +352-46268-5496

The information agent for the Invitation is:

Georgeson Shareholder

http://www.georgesonshareholder.com/venezuela
Inside the U.S.: 212-440-9800
Outside the U.S.: Call Collect 212-440-9800

The Dealer Managers for the Invitation are:

Barclays Capital

North America: Inside the U.S.: Toll-Free 1-866-307-8991
Outside the U.S.: Call Collect 212-412-4072

Merrill Lynch & Co.

North America: Inside the U.S.: Toll-Free 1-888-654-8637
Outside the U.S.: Call Collect 212-449-4914